UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2011

OR

       ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                         to

Commission file number: 1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

F I N A N C I A L   S T A T E M E N T S   A N D

S U P P L E M E N T A L   S C H E D U L E S

Time Warner Savings Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public

Accounting Firm

Time Warner Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets (held at end of year) as of December 31, 2011 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 22, 2012

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

	(In Thousands)

Investments – at fair value:
Commingled trust funds	$825,967	$1,036,406
Time Warner common stock	287,944	285,363
Other common stocks	619,162	586,681
Preferred stocks	250	758
Synthetic investment contracts	611,580	596,176
Mutual funds	768,324	683,248
U.S. government and agency securities	198,401	178,693
Other fixed income securities	139,241	141,827
Cash, cash equivalents and other investments	75,565	92,766

Total investments, at fair value	3,526,434	3,601,918

Contributions receivable:
Employer	6,062	629
Participants	854	15
Notes receivable from participants	58,821	57,389
Receivables for securities sold	1,963	81,071
Other assets	4,817	4,366

Total assets	3,598,951	3,745,388

Payables for securities purchased	15,558	163,070
Other liabilities	4,372	4,789

Total liabilities	19,930	167,859

Net assets reflecting investments – at fair value	3,579,021	3,577,529
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,959)	(17,389)

Net assets available for benefits	$3,556,062	$3,560,140

See accompanying notes.

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010

	(In Thousands)

Net assets available for benefits at beginning of year	$3,560,140	$3,203,826

Changes in net assets:
Investment income, net of fees	46,962	39,468
Net realized and unrealized (depreciation) appreciation in the fair value of investments	(94,524)	331,730

Net investment (loss) income	(47,562)	371,198

Employing company contributions	144,929	108,003
Participant contributions, including rollover contributions	185,562	169,539
Participant loan interest income	2,783	2,985
Participant withdrawals	(285,775)	(296,055)
Administrative expenses	(4,015)	(4,600)
Other income	–	5,244

Net change	(4,078)	356,314

Net assets available for benefits at end of year	$3,556,062	$3,560,140

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”).

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Effective January 1, 2011, the Plan was designated as a “Qualified Automatic Contribution Arrangement” and is designed to satisfy the safe harbor requirements under the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the Plan is exempt from nondiscrimination testing.

Effective December 16, 2010, Fiduciary Counselors Inc. was appointed as an independent fiduciary under the Plan and an investment manager with oversight for certain purposes over the Time Warner common stock in the Time Warner Inc. Stock Fund, an investment fund in the Plan.

Significant Event

On March 31, 2010, the Master Trust received approximately $6.5 million from a distribution of settlement funds to resolve the shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner. Individual allocations to eligible participant accounts in the Plan and the TWC Savings Plan (which ceased to be a participating plan in the Master Trust effective October 31, 2008 in connection with the legal and structural separation of Time Warner Cable Inc. from Time Warner on March 12, 2009) were determined by the trustee, Fidelity

Time Warner Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Management Trust Company (“Fidelity”), based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation. On December 9, 2010, approximately $5.2 million was allocated to the Plan and approximately $1.3 million was allocated to the TWC Savings Plan. The Plan’s allocation is presented as Other income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through Fidelity pursuant to the Master Trust. Prior to November 4, 2011, the Plan’s investment funds consisted of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Effective November 4, 2011, an additional core actively managed fund was added as an investment fund in the Plan. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds.

Effective July 1, 2010, contributions or investment fund transfers into the Time Warner Inc. Stock Fund are prohibited. However, Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to either: (i) reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund, or (ii) receive the cash dividends paid by Time Warner on its common stock. If the participant elects to receive dividends in cash, there is a processing fee for a check or an electronic funds transfer, which is deducted from the participant’s Plan account. Effective July 1, 2010, the Time Warner Inc. Stock Fund was designated as an employee stock ownership plan component of the Plan.

Time Warner Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit prescribed by the Code. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

Employees hired on or after January 1, 2007 were automatically enrolled in the Plan with a pre-tax contribution rate of 2% and were invested in the Plan’s default investment option (the Growth Asset Allocation Fund) approximately 90 days following the hire date, unless employees elected otherwise during the first 60 days of employment. Effective July 1, 2010, eligible Plan participants with a pre-tax contribution rate of less than 3% and all newly eligible Plan participants are automatically enrolled in the Plan at a pre-tax contribution rate of 3% unless they change their contribution rate or opt out of the Plan. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a 3% contribution rate unless they affirmatively decline to participate or elect a different contribution percentage. Participant contributions and Matching Contributions are invested in the Growth Asset Allocation Fund unless participants elect other investment option(s). With respect to participants who were automatically enrolled in the Plan at a pre-tax contribution rate of 3% prior to January 1, 2011 and had not changed their contribution rate, the contribution rate for such participants automatically increased by 1% beginning on January 1, 2012 and will increase by 1% each January 1 thereafter to a maximum contribution rate of 6%. With respect to newly eligible Plan participants who are automatically enrolled in the Plan on or after January 1, 2011 and have not changed their contribution rate, the automatic annual increases will take effect on the respective first anniversary of the participants’ enrollment in the Plan and continue on each subsequent anniversary date until the 6% maximum for automatic contributions is reached. Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Prior to July 1, 2010, Matching Contribution rates varied among Employing Companies and were calculated based on one of the following formulas: 66.67% on up to the first 6% of the participant’s eligible compensation contributed to the Plan; or 160% on up to the first 4% of the participant’s eligible compensation contributed to the Plan. Effective July 1, 2010, Matching Contribution rates for eligible Plan participants became consistent across all participating

Time Warner Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employing Companies at a rate of 133 1/3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Effective January 1, 2011, the elective deferral limit for highly compensated employees increased from 10%, or 20% for Turner Broadcasting System, Inc. employees, to 50% for pre-tax contributions subject to the limit established by the Internal Revenue Service (“IRS”).

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:

Matching Contributions Made and Earnings Thereon: (1)

Prior to March 1, 2007		March 1, 2007 to June 30, 2010		On or After July 1, 2010
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage
Less than 2 years	0%	Less than 1 year	0%	Less than 2 years	0%
2 but less than 3 years	25	1 but less than 2 years	20	2 years or more	100
3 but less than 4 years	50	2 but less than 3 years	40
4 but less than 5 years	75	3 but less than 4 years	60
5 years or more	100	4 but less than 5 years	80
		5 years or more	100

    (1) Any completed service prior to the dates set forth in this table generally counts toward vesting.

Time Warner Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Matching Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

The Plan provisions described above that became effective July 1, 2010 (relating to (i) the automatic enrollment of certain eligible Plan participants, (ii) the Matching Contributions rate and (iii) the vesting of Matching Contributions (and earnings thereon) made on or after July 1, 2010) do not apply to certain employees subject to a collective bargaining agreement at one of Time Warner’s subsidiaries.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited Employing Company Contributions and earnings thereon for 2011 and 2010 were $3.3 million and $2.9 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2011 and 2010 was $4.2 million and $5.3 million, respectively, and is included in the Statements of Net Assets Available for Benefits.

Notes Receivable From Participants

Under the Plan, participants may periodically transfer account balances among the investment funds offered under the Plan and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. The maximum number of new loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be up to five years or, 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was requested. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Prior to April 1, 2007, interest rates for such loans were set at the prime rate in effect at the time of the loan plus 1%. Participants who

Time Warner Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was requested. Interest rates on outstanding participant loans as of December 31, 2011 and 2010 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

Time Warner Savings Plan

Notes to Financial Statements (continued)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and included in Investment income, net of fees in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Reclassification

Certain 2010 amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

Time Warner Savings Plan

Notes to Financial Statements (continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued additional guidance related to fair value measurements and disclosures that (i) states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and, therefore, do not apply to financial assets or any liabilities, (ii) prohibits the application of a blockage factor (i.e., premiums and discounts related to size as a characteristic of the entity’s holding) for all fair value measurements, regardless of hierarchy level, (iii) allows an entity that manages market risks and counterparty credit risk exposure of a group of financial instruments to measure those financial instruments on the basis of the net position for the risk being managed, (iv) requires that an entity measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets and (v) requires new and enhanced disclosures. This guidance will become effective beginning with the Plan’s fiscal year ending December 31, 2012 and will be applied on a prospective basis. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

In accordance with guidance issued by the FASB in January 2010, purchases, sales, issuances and settlements of Level 3 assets and liabilities have been disclosed on a gross basis. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

3. Investments

Plan investments are made in a variety of investment securities, held in the Master Trust, that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk

Time Warner Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

During the years ended December 31, 2011 and 2010, the Plan’s investments (depreciated) appreciated in fair value as follows:

	Year Ended December 31,
	2011	2010

	(In Thousands)
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Commingled trust funds	$(28,782)	$122,966
Time Warner common stock	34,170	28,826
Other common stocks	(55,507)	94,639
Preferred stocks	80	48
Mutual funds	(56,207)	70,250
U.S. government and agency securities	14,071	10,737
Other fixed income securities	(2,008)	6,238
Cash, cash equivalents and other investments	(341)	(1,974)

Total net realized and unrealized (depreciation) appreciation in the fair value of investments	$(94,524)	$331,730

Time Warner Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents investments that each represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010

	(In Thousands)
Commingled Trust Funds:
BlackRock Equity Index–Fund H, 6,800,067 and 6,885,050 units, respectively	$296,619	$293,923
BlackRock MSCI ACWI ex-U.S. Index-Fund C, 20,148,351 units	180,126	–
Common Stock:
Time Warner, 7,967,449 and 8,870,458 shares, respectively	287,944	285,363
Mutual Fund:
Dodge & Cox Stock Fund, 3,887,173 and 4,403,023 shares, respectively	390,166	474,470

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. See Note 4 for further discussion and disclosures related to fair value measurements.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

Time Warner Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of any of these events or any other event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

The following table presents Crediting Rate and yield information for the Plan’s Capital Preservation Fund:

	December 31,
	2011	2010

Crediting Rate (a)	2.3%	2.5%
Average annualized yield for the year	2.4	2.5

(a) Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%.

Time Warner Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statements of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2011 and December 31, 2010, the derivative financial instruments held by the Plan were not material. The derivative financial instruments held by the Plan at December 31, 2011 consisted of foreign currency contracts and at December 31, 2010 included foreign currency contracts, swaps, futures and options.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

Time Warner Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table presents information about the Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011				December 31, 2010

Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Commingled trust funds (a)	$–	$825,967	$–	$825,967	$–	$1,036,406	$–	$1,036,406
Equity securities:
Time Warner common stock	287,944	–	–	287,944	285,363	–	–	285,363
Other common stocks:
Domestic equities	571,322	–	–	571,322	559,571	–	–	559,571
International equities	47,840	–	–	47,840	27,110	–	–	27,110
Preferred stocks	250	–	–	250	758	–	–	758
Synthetic investment contracts:
U.S. government and agency securities	296,940	102,427	–	399,367	265,648	99,784	–	365,432
Mortgage related obligations	–	58,815	–	58,815	–	66,137	–	66,137
Investment grade corporate bonds(b)	–	146,523	–	146,523	–	160,370	–	160,370
Cash, cash equivalents and other investments	5,834	1,041	–	6,875	2,854	1,383	–	4,237
Mutual funds(c)	768,324	–	–	768,324	683,248	–	–	683,248
Fixed income securities:
U.S. government and agency securities	124,161	72,562	1,678	198,401	47,437	127,525	3,731	178,693
Mortgage related obligations	–	34,638	–	34,638	–	41,236	–	41,236
Investment grade corporate bonds(b)	–	81,762	2,548	84,310	–	80,892	2,053	82,945
Non-investment grade corporate bonds(b)	–	20,290	3	20,293	–	17,646	–	17,646
Cash, cash equivalents and other investments(d)	27,027	48,538	–	75,565	6,708	86,058	–	92,766

Total	$2,129,642	$1,392,563	$4,229	$3,526,434	$1,878,697	$1,717,437	$5,784	$3,601,918

(a)

At December 31, 2011 and December 31, 2010, the underlying securities held in one of the commingled trust funds (comprising approximately 15% and 20% of the funds’ assets at December 31, 2011 and December 31, 2010, respectively) consisted primarily of marketable fixed income securities, and the underlying securities held in the remaining commingled trust funds consisted primarily of marketable equity securities.

(b)	Investment grade corporate bonds have an S&P rating of BBB- or higher and non-investment grade corporate bonds have an S&P rating of BB+ and below.
(c)

At December 31, 2011, mutual funds included $390,166 in the Dodge & Cox Stock Fund, $197,346 in Fidelity BrokerageLink, $131,286 in the Manning & Napier Overseas Fund and $49,526 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund. At December 31, 2010, mutual funds included $474,470 in the Dodge & Cox Stock Fund and $208,778 in Fidelity BrokerageLink.

(d)	At December 31, 2011 and December 31, 2010, included cash and cash equivalents of $75,565 and $92,776 and derivative contracts of $- and $(10), respectively.

Time Warner Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the year ended December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011				December 31, 2010

	Investment Grade Corporate Bonds	Non-investment Grade Corporate Bonds	US Government and Agency Securities	Total	Investment Grade Corporate Bonds	US Government and Agency Securities	Total

Balance at beginning of period	$2,053	$–	$3,731	$5,784	$–	$1,872	$1,872
Actual return on plan assets:
Relating to assets still held at end of period	(307)	3	(23)	(327)	–	(16)	(16)
Relating to assets sold during the period	34	–	–	34	–	–	–
Purchases	1,227	–	389	1,616	–	874	874
Sales	(459)	–	(39)	(498)	–	(7)	(7)
Issuances	–	–	–	–	–	–	–
Settlements	–	–	–	–	–	–	–
Transfers into Level 3	–	–	–	–	2,053	1,008	3,061
Transfers out of Level 3	–	–	(2,380)	(2,380)	–	–	–

Balance at end of period	$2,548	$3	$1,678	$4,229	$2,053	$3,731	$5,784

The following is a description of the valuation methodologies used for assets measured at fair value. Investments are recorded by the Plan on a trade date basis at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts at year end is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2011 and 2010, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Time Warner Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy.

Cash equivalents and other investments: Cash equivalents consist of investments in short term investment funds and a money market fund valued at net asset value per unit equal to one dollar at year end. Other investments can consist of repurchase agreements, foreign exchange, futures, option and swap contracts. Repurchase agreements are valued at amortized cost. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2011 and 2010 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner, respectively. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2011 and 2010.

Time Warner Savings Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-in-Interest (continued)

Certain Plan investments are managed by Fidelity. State Street Bank acts as sub-custodian for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and State Street Bank’s holding of such investments as sub-custodian qualify as party-in-interest transactions.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes that the Plan’s information statement on Form 5500 is subject to examination for years after 2007; however, there are currently no audits for any periods in progress.

7. Subsequent Event

On January 13, 2012, a subsidiary of Time Warner sold its school fundraising business, known as QSP, to a third party purchaser. Employees of the QSP business participating in the Plan who were transferred from QSP and employed by the purchaser on January 23, 2012 became fully vested in their Employing Company Contributions in the Plan on that date. Employees of the QSP business who were or will be separated from service by QSP were or will be, as applicable, fully vested in their Employing Company Contributions in the Plan on the applicable date of separation of service.

Time Warner Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2011 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2011	2010

	(In Thousands)
Net assets available for benefits per the financial statements	$3,556,062	$3,560,140
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,959	17,389

Net assets per the Form 5500	$3,579,021	$3,577,529

Year Ended December 31, 2011
(In Thousands)

Net investment loss from the Plan per the financial statements	$(47,562)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,389)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,959

Net investment loss from the Plan per the Form 5500	$(41,992)

Supplemental Schedules

Time Warner Savings Plan

EIN: #13-4099534         Plan: #336

Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2011

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-In- Interest	Identity and Address of Obligor

Detailed Description of Loan Including Dates of

Making and Maturity, Interest Rate, the Type

and Value of Collateral, any Renegotiation of

The Loan and the Terms of the Renegotiation

and Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest

	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$411,000	$–	$–	$27,508	$–	$27,508
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	–	–	296,661	279,000	17,661
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	120,000	–	–	126,900	120,000	6,900
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	–	–	89,746	–	89,746
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	–	–	9,263	–	9,263
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	641,000	–	–	680,101	641,000	39,101
	Lehman Brothers	LEHMAN BROS HLD 6.75% 12/28/17	390,000	–	–	26,325	–	26,325
	Lehman Brothers	LEHMAN BROS 3ML 8/19/65	220,000	–	–	4,731	–	4,731

Records are being maintained by Fidelity for each of the overdue loans listed above. Fidelity will periodically contact each obligor

(one who owes the Plan money) for future collections of each fixed income obligation in default.

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2011

Shares or Units	Description	Current Value

	Commingled Trust Funds
20,148,351	BlackRock MSCI ACWI ex-U.S. Index – Fund C	$180,126,258
6,800,067	BlackRock Equity Index – Fund H	296,618,942
3,136,414	BlackRock Extended Equity – Market Fund K	137,657,232
9,475,236	BlackRock US Debt Index – Fund T	166,006,126
4,696,775	Pyramis Select Global Plus	45,558,720

	Total Commingled Trust Funds	$825,967,278

7,967,449	Time Warner Inc. Common Stock*	$287,943,607

	Other Common Stocks
2,700	3M CO	$220,671
90,113	ABBOTT LABORATORIES	5,067,054
33,525	ACACIA RESEARCH – ACACIA TECH	1,223,998
155,319	ACCENTURE PLC CL A	8,267,630
51,550	ACME PACKET INC	1,593,411
235,495	ACXIOM CORP	2,875,394
114,250	AERCAP HOLDINGS NV	1,289,883
289,430	AIMIA	3,393,356
7,500	AIR PRODUCTS & CHEMICALS INC	638,925
8,300	ALEXION PHARMACEUTICALS INC	593,450
42,250	ALIGN TECHNOLOGY INC	1,002,381
15,300	ALLERGAN INC	1,342,422
9,500	ALTERA CORP	352,450
70,551	AMAZON.COM INC	12,212,378
44,700	AMERICAN EXPRESS CO	2,108,499
46,975	AMERICAN PUBLIC EDUCATION INC	2,033,078
59,300	AMERICAN TOWER CORP CL A (OLD)	3,558,593
13,700	AMERIPRISE FINANCIAL INC	680,068
57,300	ANCESTRY.COM INC	1,315,608
108,507	ANSYS INC	6,215,281
207,605	AOL INC	3,134,836
71,989	APPLE INC	29,155,545
76,986	ARCOS DORADOS HOLDINGS INC A	1,580,523
221,291	ARM HOLDINGS PLC	2,034,693
43,525	ARUBA NETWORKS INC	806,083

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Other Common Stocks (continued)
164,110	ASSOCIATED BANC CORP	$1,833,109
281,143	ATMEL CORP	2,277,258
20,400	AUTODESK INC	618,732
31,200	BAIDU INC SPON ADR	3,633,864
13,300	BAKER HUGHES INC	646,912
174,551	BANKRATE INC	3,752,847
11,100	BAXTER INTL INC	549,228
17,500	BED BATH & BEYOND INC	1,014,475
99,042	BIOGEN IDEC INC	10,899,572
500	BLACKROCK INC	89,120
17,200	BOEING CO	1,261,620
10,282	BORGWARNER INC	655,375
55,100	BROADCOM CORP CL A	1,617,736
78,150	BROADSOFT INC	2,360,130
600	BUFFALO WILD WINGS INC	40,506
33,825	CABELAS INC	859,832
202,580	CALPINE CORP	3,308,131
24,300	CAMERON INTERNATIONAL CORP	1,195,317
29,000	CARDINAL HEALTH INC	1,177,690
164,851	CARMAX INC	5,024,658
40,400	CARNIVAL CORP PAIRED CTF	1,318,656
57,925	CARRIZO OIL & GAS INC	1,526,324
6,000	CATERPILLAR INC	543,600
38,175	CAVIUM INC	1,085,315
2,300	CBRE GROUP INC	35,006
70,875	CELADON GRP INC	837,034
32,800	CELGENE CORP	2,217,280
14,866	CHIPOTLE MEXICAN GRILL INC	5,020,843
155,442	CITY NATIONAL CORP	6,867,428
400	CME GROUP INC CL A	97,468
15,200	COACH INC	927,808
500	COCA COLA CO	34,985
218,096	COLUMBIA BANKING SYSTEMS INC	4,202,710
15,497	COMMERCE BANCSHARES INC	590,746
46,684	COMPASS MINERALS INTL INC	3,214,193
158,800	COMSTOCK RESOURCES INC NEW	2,429,640
34,905	CONCHO RESOURCES INC	3,272,344
11,900	CONCUR TECHNOLOGIES INC	604,401
84,950	CONSTANT CONTACT INC	1,971,690

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Other Common Stocks (continued)
22,025	COPA HOLDINGS SA CL A	$1,292,207
16,700	CORPORATE EXECUTIVE BRD CO	636,270
4,100	COVIDIEN PLC	184,541
23,475	CUBIST PHARMACEUTICALS INC	930,080
41,359	CUMMINS INC	3,640,419
12,150	CYMER INC	604,584
113,700	DANAHER CORP	5,348,448
2,000	DEERE & CO	154,700
158,529	DENBURY RESOURCES INC	2,393,788
500	DEVON ENERGY CORP	31,000
30,100	DISCOVERY COMM INC CL C NON-VO	1,134,770
23,300	DISNEY (WALT) CO	873,750
82,693	DOLLAR TREE INC	6,872,615
35,672	DST SYSTEMS INC	1,623,789
56,975	DYNAMIC MATERIALS CORP	1,126,966
54,400	EBAY INC	1,649,952
2,900	ECOLAB INC	167,649
700	EDWARDS LIFESCIENCES CORP	49,490
79,232	EHEALTH INC	1,164,710
69,400	EMC CORP	1,494,876
69,675	EMERGENT BIOSOL	1,173,327
7,400	EMERSON ELEC CO	344,766
32,125	ENCORE CAP GROUP INC	682,978
14,581	ENDOLOGIX INC	167,390
16,800	EOG RESOURCES INC	1,654,968
9,900	EQT CORPORATION	542,421
121,587	EURONET WORLDWIDE INC	2,246,928
151,637	EXPEDITORS INTL OF WASH INC	6,211,052
38,300	EXPRESS SCRIPTS INC	1,711,627
57,700	FASTENAL CO	2,516,297
29,900	FEDEX CORP	2,496,949
57,925	FINANCIAL ENGINES INC	1,293,465
749,758	FIRST HORIZON NATIONAL CORP	5,998,064
603,554	FIRST NIAGARA FINL GROUP INC	5,208,671
2,300	FISERV INC	135,102
17,600	FMC TECHNOLOGIES INC	919,248
11,200	FOSSIL INC	888,832
27,600	FRANKLIN RESOURCES INC	2,651,256
17,900	FRESH MARKET INC	714,210

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
14,275	FTI CONSULTING INC	$605,546
675,969	FULTON FINANCIAL CORP	6,631,256
3,143	FUSION-IO INC	76,061
164,863	GAMESTOP CORP CL A	3,978,144
5,600	GENERAL ELECTRIC CO	100,296
100	GENERAL MOTORS CO	2,027
74,080	GENWORTH MI CANADA INC	1,491,202
800	GILEAD SCIENCES INC	32,744
132,200	GLOBE SPECIALTY METALS INC	1,770,158
400	GOLDMAN SACHS GROUP INC	36,172
191,525	GOODRICH PETRO CORP	2,629,638
22,548	GOOGLE INC A	14,563,753
12,800	GROUPON INC CLASS A	264,064
61,187	GUESS INC	1,824,596
263,070	HALLIBURTON CO	9,078,546
246,725	HANSEN MEDICAL INC	636,551
33,817	HANSEN NATURAL CORP	3,115,898
62,643	HARMAN INTL IND INC NEW	2,382,940
4,800	HOME DEPOT INC	201,792
19,000	HONEYWELL INTL INC	1,032,650
222,775	HORSEHEAD HOLDING CORP	2,007,203
16,825	HURON CONSULTING GROUP INC	651,801
89,400	INFORMATICA CORP	3,301,542
126,513	INNERWORKINGS INC	1,177,836
150,525	INPHI CORP	1,800,279
41,775	INSULET CORP	786,623
393,544	INTEGRATED DEVICE TECH INC	2,148,750
10,400	INTERCONTINENTAL EXCHANGE INC	1,253,720
1,500	INTL BUS MACH CORP	275,820
7,000	INTUIT INC	368,130
22,729	INTUITIVE SURGICAL INC	10,523,754
71,400	INVESCO LTD	1,434,426
15,800	IPC THE HOSPITALIST CO	722,376
43,975	IPG PHOTONICS CORP	1,489,433
17,118	JAZZ PHARMACEUTICALS INC	661,268
29,700	JOHNSON CONTROLS INC	928,422
42,197	JONES LANG LASALLE INC	2,584,988
8,700	JOY GLOBAL INC	652,239
8,800	JPMORGAN CHASE & CO	292,600

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
48,800	JUNIPER NETWORKS INC	$996,008
4,200	KANSAS CITY SOUTHERN	285,642
28,691	LAREDO PETROLEUM INC	639,809
43,300	LAS VEGAS SANDS CORP	1,850,209
39,100	LIBERTY INTERACTIVE CORP	634,007
25,067	LIFE TIME FITNESS INC	1,171,882
3,700	LIMITED BRANDS INC	149,295
2,800	LINKEDIN CORP	176,428
24,886	MAGELLAN HLTH SERVICES INC	1,231,110
5,250	MARKETAXESS HLDGS INC	158,078
47,900	MARRIOTT INTERNATIONAL INC A	1,397,243
9,500	MARSH & MCLENNAN COS INC	300,390
19,387	MASTERCARD INC CL A	7,227,861
69,212	MCCORMICK & CO INC NON-VTG	3,489,669
17,400	MCDONALDS CORP	1,745,742
39,200	MCKESSON CORP	3,054,072
23,200	MELLANOX TECH LTD (USA)	753,768
95,030	MITEK SYSTEMS INC	688,968
84,950	MOBILE MINI INC	1,482,378
71,410	MONEYGRAM INTERNATIONAL INC	1,267,528
92,352	MONSANTO CO NEW	6,471,105
168,553	MYRIAD GENETICS INC	3,529,500
146,466	NATIONAL OILWELL VARCO INC	9,958,223
254,139	NEW GOLD INC(US)	2,561,721
112,466	NIELSEN HOLDINGS BV	3,339,116
19,700	NIKE INC CL B	1,898,489
9,800	NORTHERN TRUST CORP	388,668
104,725	NUVASIVE INC	1,318,488
150,517	OCCIDENTAL PETROLEUM CORP	14,103,443
8,500	OMNICOM GROUP INC	378,930
55,477	O’REILLY AUTOMOTIVE INC	4,435,386
43,914	PANERA BREAD CO CL A	6,211,635
113,672	PARAMETRIC TECHNOLOGY CORP	2,075,651
22,500	PEABODY ENERGY CORP	744,975
108,803	PEYTO EXPL & DEV CORP NEW	2,605,759
3,800	PIONEER NATURAL RESOURCES CO	340,024
193,208	PNC FINANCIAL SERVICES GRP INC	11,142,305
41,325	POLYPORE INTERNATIONAL INC	1,817,887
1,600	POTASH CORP OF SASKATCHEWN(US)	66,048

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
36,200	PRAXAIR INC	$3,869,780
78,492	PRECISION CASTPARTS CORP	12,934,697
20,247	PRICELINE.COM INC	9,469,724
400	PROCTER & GAMBLE CO	26,684
14,100	PRUDENTIAL FINANCIAL INC	706,692
29,525	QLIK TECHNOLOGIES INC	714,505
70,200	QUALCOMM INC	3,839,940
119,300	QUESTAR CORP	2,369,298
37,650	QUESTCOR PHARMACEUTICALS INC	1,565,487
286,425	QUICKSILVER RES INC	1,921,912
66,473	RALPH LAUREN CORP	9,178,592
12,200	RANGE RESOURCES CORP	755,668
40,773	REACHLOCAL INC	251,977
103,450	RED HAT INC	4,271,451
106,100	REDWOOD TRUST INC REIT	1,080,098
83,292	ROPER INDUSTRIES INC	7,235,576
96,775	ROSETTA STONE INC	738,393
315,850	ROSS STORES INC	15,012,351
2,400	SALESFORCE.COM INC	243,504
13,725	SALIX PHARMACEUTICALS LTD	656,741
52,700	SCHLUMBERGER LTD	3,599,937
159,554	SCORPIO TANKERS INC	780,219
397,268	SENSATA TECHNOLOGIES HOLDG BV	10,440,203
52,500	SERVICESOURCE INTL INC	823,725
600	SHERWIN WILLIAMS CO	53,562
300	SHIRE PLC SPON ADR	31,170
56,850	SHUTTERFLY INC	1,293,906
49,977	SIRONA DENTAL SYSTEMS INC	2,200,987
72,109	STANCORP FINL GROUP INC	2,650,006
5,400	STANLEY BLACK & DECKER INC	365,040
75,200	STARBUCKS CORP	3,459,952
28,800	STARWOOD HTLS & RESRT WRLDWIDE	1,381,536
15,600	STATE STREET CORP *	628,836
21,575	STEVEN MADDEN LTD	744,338
16,800	STRYKER CORP	835,128
13,277	SUSQUEHANNA BANCSHARES INC PA	111,261
135,438	SYCAMORE NETWORKS INC	2,424,340
8,100	TD AMERITRADE HOLDING CORP	126,765
33,075	TENNECO INC	984,974

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
107,600	TERADYNE INC	$1,466,588
73,025	TESCO CORP	923,036
87,145	TESLA MOTORS INC	2,488,861
54,200	TEXAS ROADHOUSE INC	807,580
8,900	THERMO FISHER SCIENTIFIC INC	400,233
4,800	TIFFANY & CO	318,048
39,400	TITAN MACHINERY INC	856,162
64,624	TORCHMARK CORP	2,804,035
18,166	TRANSDIGM GROUP INC	1,738,123
104,655	ULTA SALON COSMETICS & FRG INC	6,794,203
25,300	UNION PACIFIC CORP	2,680,282
61,025	UNITED RENTALS INC	1,803,289
22,000	UNITED TECHNOLOGIES CORP	1,607,980
9,700	UNITEDHEALTH GROUP INC	491,596
34,500	US BANCORP DEL	933,225
64,662	VAIL RESORTS INC	2,739,082
25,030	VARIAN MEDICAL SYSTEMS INC	1,680,264
104,400	VCA ANTECH INC	2,061,900
26,200	VERA BRADLEY INC	844,950
112,488	VIACOM INC CL B	5,108,080
22,400	VISA INC CL A	2,274,272
43,675	VISTAPRINT NV	1,336,455
69,525	VITRAN CORP INC (US)	400,464
286,350	WABASH NATIONAL CORP	2,244,984
77,978	WASTE CONNECTIONS INC	2,584,191
800	WEIGHT WATCHERS INTL INC	44,008
8,600	WELLS FARGO & CO	237,016
532,868	WENDYS CO	2,856,172
117,716	WESCO AIRCRAFT HOLDINGS INC	1,646,847
1,600	WESTERN UNION CO	29,216
13,100	WHOLE FOODS MARKET INC	911,498
121,104	WILLIAMS-SONOMA INC	4,662,504
178,725	WISDOMTREE INVESTMENTS INC	1,081,286
16,589	WW GRAINGER INC	3,105,295
77,335	WYNN RESORTS LTD	8,544,744
30,800	XILINX INC	987,448
142,541	YUM BRANDS INC	8,411,344
32,700	ZOLL MEDICAL CORP	2,065,986

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
60,288	ZYNGA INC	$567,310
	Total Other Common Stocks	$619,162,144

	Preferred Stocks
1,450	CITIGROUP CAP XIII 7.875% PFD	$37,787
8,450	CITIGROUP CAP XII 8.5% PFD	212,602
	Total Preferred Stocks	$250,389

	Synthetic Investment Contracts
	CASH	$354,583
5,479,891	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	5,479,891
1,350,000	ABBEY NATL 3.875% 11/10/14 144A	1,274,563
240,000	ALLYA 2011-4 A2 .65% 3/14	239,832
1,280,000	ALLYA 10-4 A3 ABS .91 11/17/14	1,279,849
515,400	ALLYA 2010-1 A3 1.45% 5/14	517,264
720,000	ALLYA 2010-5 A3 1.11% 1/15	721,416
690,000	ALLYA 2011-1 A3 1.38% 1/15	693,689
600,000	ALLYA 2011-2 A3 1.18% 4/15	601,405
770,000	ALLYA 2011-3 A3 0.97% 8/15	768,411
606,000	AMER HONDA 2.5% 9/21/15 144A	620,927
1,220,000	AMERICAN EX CC 2.75% 9/15/15	1,236,564
620,000	AMERICAN EX MTN 2.8% 9/19/16	628,093
300,000	AMERICAN HONDA 2.375 3/13 144A	306,268
551,000	ANHEUSER BUSCH 1.5% 7/14/14	558,841
590,000	ANZ BK GRP 2.125% 1/10/14 144A	595,456
116,506	APART 2007-1 C 5.43% 2/14	117,024
608,000	AT&T INC 2.4% 8/15/16	625,861
2,430,000	AT&T INC 2.5% 8/15/15	2,539,577
600,000	AT&T INC 2.95% 5/15/16	627,672
778,684	BAAT 2010-2 A3 2.4% 7/14	781,465
188,129	BACM 2005-3 A2 CSTR 4.501% 7/43	188,760
3,764,270	BACM 2005-3 XP CSTR 0.614% 7/43	8,901
9,664,734	BACM 2005-5 XP CSTR 0182% 10/45	8,672
445,000	BALTIMORE G&E 6.125% 7/01/13	491,669
2,290,000	BANK AMER 4.5% 4/1/15	2,235,910
1,890,000	BANK AMER FDG 3.7% 9/1/15	1,782,101
990,000	BANK NOVA SCOTIA 2.25% 1/22/13	1,013,450
1,900,000	BANK OF NOVA SC 2.05% 10/07/15	1,917,085
1,220,000	BANK OF NY 2.3% 7/28/16	1,235,975

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Synthetic Investment Contracts (continued)
595,000	BANK OF NY 4.3% 5/15/14	$641,746
630,000	BANK OF NY MTN 2.4% 1/17/17	630,321
1,690,000	BARCLAYS BANK 2.375% 1/13/14	1,673,023
590,000	BB&T CORP MTN B/E 3.2% 3/15/16	620,712
500,000	BB&T CORPORATION 2.05% 4/28/14	506,742
620,000	BERK HATH INC 2.2% 8/15/16	643,502
590,000	BERKSHIRE HAT FIN 1.5% 1/10/14	600,824
620,000	BG ENERGY 2.875% 10/16 144A	637,603
1,220,000	BMONT Q 2.125% 6/28/13	1,240,137
840,000	BMWLT 2010-1 A3 0.82% 4/13	840,157
880,000	BMWLT 2011-1 A3 1.06% 2/14	881,120
800,000	BMWOT 2011-A A2 .63% 2/14	799,498
570,000	BMWOT 2011-A A3 .76% 8/15	569,170
350,000	BNP PARIBAS 2.125% 12/21/12	341,183
500,000	BOIT 2003-A8 A8 1ML+25 5/16	501,339
382,000	BONY MELLON MTN 1.7% 11/24/14	384,810
590,000	BP CAPITAL MARKET 3.2% 3/11/16	624,223
620,000	BP CAPITAL MARKETS 2.248% 11/16	626,419
150,446	BSCMS 2007-PW17 A2 5.574% 6/50	152,457
2,186	BSCMS 2007-T28 A1 5.422% 9/42	2,194
1,800,000	C 6.5% 08/13 SNR	1,916,866
1,320,000	CAPITAL ONE FIN 2.125% 7/15/14	1,315,859
114,776	CARAT 2007-1 B 5.15% 9/12	115,510
328,000	CATERPILR FIN 2.75% 6/24/15	340,831
600,000	CATERPILR FIN MTN 1.375% 5/14	608,522
1,430,000	CCCIT 2008-A5 A5 4.85% 4/15	1,518,916
1,760,000	CCCIT 2009-A5 A5 2.25% 12/14	1,786,884
610,000	CFAST 2010-A A3 .91% 8/13	610,521
1,430,000	CHAIT 2007-A17 A 5.12% 10/14	1,483,443
1,420,000	CHAIT 2008-A4 A4 4.65% 3/15	1,490,067
2,280,000	CHAIT 2011-A2 A2 1ML+9 5/15	2,279,426
545,000	CIBC 1.45% 9/13/13	547,431
1,700,000	CITIGR FDG FDIC 1.875% 11/15/12	1,728,604
600,000	CITIGROUP 3.953% 6/15/16	599,107
1,200,000	CITIGROUP 4.75% 5/19/15	1,222,148
224,000	CITIGROUP 5.125% 5/5/14	231,054
1,271,000	CITIGROUP 6.375% 8/12/14	1,365,386
590,000	CMMNWLTH BK 2.125% 3/17/14 144	591,949
70,000	COMERICA INC 3% 9/16/15	72,132

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Synthetic Investment Contracts (continued)
156,363	COMM 2005-C6 A2 CSTR 6/44	$157,566
5,189,447	COMM 2005-C6 XP CSTR 6/44	7,156
3,180,000	COMMONWETH MTN2.9% 9/17/14 144A	3,348,374
336,000	COMWLTH EDISON 1.625% 1/15/14	340,989
382,000	COMWLTH EDISON 1.95% 9/01/16	383,797
610,000	COVIDIEN INTL 1.875% 6/15/13	616,370
182,203	CPS 2006-D A4 5.115% 08/13	182,912
550,000	CREDIT SUIS(NY)MTN 3.5% 3/23/15	549,720
3,162,000	CREDIT SUISSE NY 2.2% 1/14/14	3,159,754
63,763	CSFB 2002-CP5 A1 4.106% 12/35	64,072
570,000	CSFB 2003-C4 A4 5.137% 8/36	595,849
30,661	CSFB 2003-C5 A3 4.429% 12/36	30,882
38,152	CSFB 2004-C1 A3 4.321% 1/37	38,475
287,884	CSMC 2007-C3 A2 CSTR 6/39	290,860
817,000	DAIMLER CHRYSLER 6.5% 11/15/13	896,786
625,000	DAIMLER FIN 1.875% 9/15/14144A	625,181
890,000	DANSKE BANK 3.875% 4/14/16 144	833,713
1,978,000	DBS BK LTD 5.125%/VAR 5/17 144A	2,010,452
212,044	DBUBS 2011-LC3A A1 2.238% 8/44	215,557
590,000	DEUTSCHE BK AG 3.25% 1/11/16	607,215
421,000	DOMINION RES INC 1.95% 8/15/16	426,268
1,002,000	DOMINION RESOUR 2.25% 9/1/15	1,033,170
220,000	DOMINION RESOURCE 1.8% 3/15/14	225,188
211,000	DUKE ENERGY CAR 1.75% 12/15/16	212,905
655,000	EDP FINANCE BV5.375% 11/12 144A	652,674
584,000	ENEL FIN INTL 5.7% 1/15/13144A	601,575
270,000	ERP OPERAT LP 5.5% 10/1/12	283,720
395,000	EXPORT DEV CANADA 1.5% 5/15/14	404,388
930,000	FHLB .375% 11/27/13	929,468
695,871	FHLG 10YR 3.00% 8/21 #J16393	727,741
759,308	FHLG 10YR 3.00% 8/21 #J16442	794,084
786,701	FHLG 15YR 4.50% 8/18 #E98688	839,225
249,540	FHLG 15YR 4.50% 9/18 #E99205	266,215
360,120	FHLG 15YR 4.50% 10/18 #E99833	384,427
211,049	FHLG 15YR 4.50% 11/18 #B10931	225,435
837,477	FHLG 15YR 5.00% 3/19 #G13052	901,759
1,173,144	FHLG 15YR 5.00% 4/20 #G13598	1,264,914
285,664	FHLG 15YR 5.50% 4/18 #G11389	309,670
501,350	FHLM ARM 2.98% 8/41 #1B8533	524,468

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Synthetic Investment Contracts (continued)
227,697	FHLM ARM 2.99% 8/41 #1B8556	$237,960
287,995	FHLM ARM 3.08% 9/41 #1B8608	301,701
391,645	FHLM ARM 3.20% 7/41 #1B8477	411,456
314,959	FHLM ARM 3.56% 4/40 #1B4657	330,368
274,645	FHLM ARM 3.565% 4/40 #1B4702	287,283
25,498	FHLM ARM 2.468% 1/35 #848084	26,382
51,220	FHLM ARM 2.573% 1/36 #847584	53,928
136,212	FHLM ARM 2.181% 12/35 #1N0106	144,173
22,576	FHLM ARM 3.149% 10/35 #1N0063	24,106
85,839	FHLM ARM 2.704% 8/36 #848185	91,554
3,563	FHLM ARM 2.943% 3/33 #847126	3,803
138,693	FHLM ARM 2.415% 11/35 #1J1228	145,691
48,119	FHLM ARM 2.615% 8/35 #1J0005	51,352
6,634,000	FHLMC .625% 12/29/14	6,630,878
7,307,000	FHLMC 0.375% 10/30/13	7,303,868
8,177,000	FHLMC 0.75% 11/25/14	8,197,941
649,000	FHLMC 0.75% 3/28/13	653,913
5,693,000	FHLMC 1% 7/30/14	5,788,315
10,904,000	FHLMC 1% 8/27/14	11,049,650
1,415,000	FHLMC 1.75% 9/10/15	1,467,744
58,462	FHR 2290 C 6% 2/31	64,810
70,233	FHR 2313 C 6% 5/31	75,646
81,616	FHR 2394 KD 6% 12/16	88,079
48,583	FHR 2417 EH 6% 2/17	52,645
449,165	FHR 2763 PD 4.5% 12/17	458,947
783,177	FHR 2780 QD 4.5% 3/18	800,096
513,433	FHR 2866 XE 4% 12/18	534,897
17,706	FHR 2970 YA 5% 9/18	17,765
287,557	FHR 3560 LA 2% 8/14	289,658
520,804	FHR 3573 LC 1.85% 8/14	525,396
816,027	FHR 3943 EF 1ML+25 2/26	814,000
336,000	FIFTH THIRD BAN 3.625% 1/25/16	346,245
5,450,000	FNMA .625% 10/30/14	5,462,475
439,000	FNMA 0.75% 12/18/13	440,881
1,721,000	FNMA 0.75% 12/19/14	1,726,765
5,710,000	FNMA 0.875% 8/28/14	5,773,755
1,532,818	FNMA 10YR 3% 9/21 #AL0576	1,607,804
1,801,051	FNMA 10YR 3% 9/21 #AL0579	1,889,159
1,328,361	FNMA 10YR 3.00% #MA0833	1,393,345

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Synthetic Investment Contracts (continued)
2,058,192	FNMA 10YR 3.00% #MA0865	$2,153,580
1,458,076	FNMA 10YR 3.00% #MA3892	1,529,405
865,523	FNMA 10YR 3.00% 7/21 #MA0803	907,865
1,153,265	FNMA 10YR 3.00% 10/21 #MA0909	1,206,713
9,708,436	FNMA 15YR 3.50% 12/25 #AE0368	10,187,421
372,511	FNMA 15YR 4.00% 9/18 #734729	394,145
317,825	FNMA 15YR 4.50% 6/19 #745278	340,200
194,340	FNMA 15YR 4.50% 7/20 #745874	208,021
148,792	FNMA 15YR 4.50% 7/20 #888653	159,379
87,821	FNMA 15YR 4.50% 8/18 #730721	94,004
3,044,261	FNMA 15YR 4.50% 10/18 #AD0117	3,258,574
125,267	FNMA 15YR 4.50% 11/18 #725857	134,086
5,678	FNMA 15YR 7.00% 1/16 #535662	6,108
45	FNMA 15YR 7.00% 3/12 #349639	45
2,462	FNMA 15YR 7.00% 5/15 #495848	2,631
13,967	FNMA 15YR 7.00% 8/14 #783427	14,706
4,365	FNMA 15YR 7.00% 11/18 #735420	4,686
20,282	FNMA 20YR 5.50% 10/22 #254522	22,279
4,355,000	FNMA 4.625% 10/15/13	4,726,677
40,211	FNMA ARM 2.437% 11/36 #AD0710	42,259
245,818	FNMA ARM 3.021% 8/41 #AI4358	257,224
463,401	FNMA ARM 3.188% 1/40 #AC0599	484,392
242,898	FNMA ARM 3.37% 9/41 #AI8935	256,133
392,341	FNMA ARM 3.47% 3/40 #AD0820	409,903
511,543	FNMA ARM 3.613% 3/40 #AD1555	537,365
0	FNMA ARM 3.701% 5/40 #AE0064	852
246,282	FNMA ARM 3.79% 6/40 #AE0065	257,631
202,353	FNMA ARM 2.397% 5/35 #889946	211,812
431,257	FNMA ARM 2.471% 7/33#AD0066	452,040
262,758	FNMA ARM 2.481% 2/35 #995017	276,669
207,988	FNMA ARM 2.427% 12/34 #802852	218,643
250,695	FNMA ARM 2.343% 7/35 #826362	264,858
180,988	FNMA ARM 2.368% 11/34 #735011	191,349
45,411	FNMA ARM 2.593% 6/35 #823810	48,461
12,591	FNMA ARM 1.952% 3/35 #843014	13,177
15,505	FNMA ARM 2.303% 6/36 #886983	16,467
981,705	FNMA ARM 2.499% 11/34 #841068	1,033,954
80,580	FNMA ARM 2.317% 7/36 #555923	84,011
228,149	FNMA ARM 2.022% 4/33 #713937	239,315

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
118,009	FNMA ARM 2.537% 7/35 #995273	$125,592
3,905	FNMA ARM 2.05% 3/35 #816322	4,130
35,021	FNMA ARM 2.115% 10/35 #847787	36,694
21,030	FNMA ARM 2.454% 5/35 #995272	22,327
9,668	FNMA ARM 2.036% 7/35 #834917	10,170
18,975	FNMA ARM 1.925% 12/34 #843013	19,794
30,769	FNMA ARM 1.93% 10/33 #755148	32,060
19,773	FNMA ARM 2.424% 10/33 #746320	20,921
2,519	FNMA ARM 2.271% 5/33 #703915	2,677
8,074	FNMA ARM 2.448% 3/35 #815586	8,517
13,708	FNMA ARM 1.964% 10/33 #754672	14,329
218,527	FNMA ARM 2.487% 12/36 #995606	233,182
60,347	FNMA ARM 2.345% 12/34 #802695	63,483
239,704	FNMA ARM 2.445% 10/35 #995414	251,341
1,240,021	FNMA ARM 2.414% 10/35 #995415	1,311,365
20,502	FNMA ARM 1.926% 2/33 #695019	21,510
16,303	FNMA ARM 52.301% 7/34 #801635	17,301
93,687	FNMA ARM 2.597% 4/35 #995609	99,557
77,283	FNR 2002-56 MC 5.5% 9/17	83,326
63,013	FNR 2004-15 AB 4% 9/17	64,117
96,313	FNR 2004-3 HA 4% 7/17	98,076
1,245,445	FNR 2008-95 AD 4.5% 12/23	1,318,205
421,759	FNR 2010-123 DL 3.5% 11/25	439,436
872,796	FNR 2010-135 DE 2.25% 4/24	885,846
663,423	FNR 2010-143 B 3.5% 12/25	694,628
980,000	FORD 2 11-B ABS 1.05% 10/15/14	981,339
1,080,000	FORDL 2011-A A3 1% 7/14	1,080,086
206,592	FORDO 2009-B A3 2.79% 8/13TALF	207,871
460,000	FORDO 2009-C A4 4.43% 11/14	478,218
146,805	FORDO 2009-D A3 2.17% 10/13	147,696
350,972	FORDO 2009-E A3 1.51% 1/14	352,443
529,408	FORDO 2010-B A3 0.98% 10/14	530,541
490,000	FORDO 2011-A A3 .97% 1/15	491,241
500,000	FORDO 2011-B A3 .84% 6/15	499,906
847,000	FRANCE TELE MTN 4.375% 7/14	912,617
202,000	FRANCE TELECOM 2.125% 9/16/15	201,414
299,044	FRNK 2007-1 B 5.13% 2/15	300,155
247,855	GCCFC 2005-GG3 A2 CSTR 8/42	248,587
1,208,000	GE CAP CORP 2.25% 11/9/15	1,217,549

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,916,000	GE CAP FDIC MTN 2.625 12/28/12	$1,962,355
534,000	GE CAP MTN 3.5% 6/29/15	560,119
1,751,000	GE ELEC CAP CORP 2.1% 1/07/14	1,795,158
11,760,000	GECMC 2007-C1 XP CSTR 12/49	58,527
2,263,000	GEN ELEC CAP MTN 5.4% 9/20/13	2,448,442
178,000	GENERAL ELEC 2.95% 5/09/16	183,866
1,896,000	GENERAL ELEC MTN 1.875% 9/13	1,929,978
620,000	GENERAL ELEC MTN3.35% 10/17/16	650,079
327,000	GLAXOSMTH KLINE 4.85% 5/15/13	348,136
290,000	GMACC 2003-C2 A2 CSTR 5/40	307,104
22,133	GMACC 2004-C2 A2 CSTR 8/38	22,244
600,000	GMACC 2004-C2 A4 5.301% 8/38	641,495
1,552,695	GMACC 2005-C1 X2 CSTR 5/43	5,029
870,000	GOLDMAN SAC GRP 3.625% 2/07/16	853,386
1,373,000	GOLDMAN SACHS MTN 3.7% 8/1/15	1,366,523
660,000	GSMS 04-GG2 A6 CSTR 8/38	709,677
370,000	GSMS 2005-GG4 A3 4.607% 7/39	372,817
185,090	GSMS 2006-GG6 A2 5.506% 4/38	187,163
618,098	GSMS 2006-GG8 A2 5.479% 11/39	622,564
541,449	GSMS 2011-GC5 A1 CSTR 8/44	540,030
118,950	HAROT 2009-3 A3 2.31% 5/13	119,541
240,000	HAROT 2010-1 A4 1.98% 5/23/16	243,118
511,370	HAROT 2010-2 A3 1.34% 3/14	513,709
1,270,000	HAROT 2010-3 A3 .7% 4/14	1,270,047
310,000	HAROT 2011-1 A4 1.8% 4/17	315,245
780,000	HAROT 2011-2 A3 0.94% 3/15	781,339
740,000	HAROT 2011-3 A2 1 4/14	739,810
100,000	HART 09-A A4 3.15% 3/16	102,968
151,827	HART 2009-A A3 2.03% 8/13	152,563
400,000	HART 2011-A A3 1.16% 4/15	401,488
630,000	HEWLETT-PACKARD 2.625% 12/9/14	636,650
1,200,000	HSBC BANK 3.1% 5/24/16 144A	1,204,139
750,000	HYUNDAI 2 11-C ABS .62% 7/14	749,101
812,000	IBM CORP 1.95% 7/22/16	842,854
910,000	ING BANK NV 2% 10/18/13 144A	892,620
277,000	JOHN DEERE CAP 2.95% 3/9/15	294,418
620,000	JOHN DEERE CAP 3ML+40 10/13	623,460
600,000	JPMC CO MTN 3.7% 1/20/15	632,101
2,975,000	JPMC CO MTN 4.65% 6/14	3,153,155

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
239,470	JPMCC 03-CB7 A4 CSTR 1/38	$252,131
490,000	JPMCC 2003-C1 A2 4.985% 1/37	505,107
556,435	JPMCC 2005-LDP2 A3 4.697% 7/42	562,855
540,000	JPMCC 2005-LDP5 A2 5.198% 12/44	545,748
16,145	JPMCC 2006-LDP7 A2 CSTR 4/45	16,327
547,552	JPMCC 2007-LD11 A2 CSTR 6/49	556,368
218,660	JPMCC 2007-LDPX A2S 5.305% 1/49	217,710
708,902	JPMCC 2011-C5 A1 1.600% 8/46	710,314
2,028,000	JPMORGAN CHASE CO 3.4% 6/24/15	2,068,958
38,190	LBUBS 2001-C3 B 6.512% 6/36	38,572
200,000	LBUBS 2003-C3 A4 4.166% 5/32	206,131
610,000	LBUBS 2004-C8 4.799% 12/29	649,018
14,393,830	LBUBS 2005-C5 XCP CSTR 9/40	50,096
16,563,184	LBUBS 2005-C7 XCP CSTR 11/40	35,181
335,764	LBUBS 2007-C6 A2 5.845% 7/40	340,865
101,361	LLL 1997-LLI D 7.15% 10/34	101,916
1,651,000	MANUFTRS & TRD 2.08%/VAR 4/1/13	1,642,473
500,000	MASSMUTUAL GL 3.625% 7/12 144A	515,867
1,490,000	MASSMUTUAL GLB 3.125% 4/16 144A	1,550,782
263,677	MBART 2009-1 A3 1.67% 1/15/14	265,213
730,000	MBART 2011-1 A3 0.85% 3/15	730,827
346,000	MERRILL LYNCH 5.45% 7/15/14	351,819
1,000,000	MET LIFE GLBL 2.5% 9/29/15 144A	1,012,313
2,212,000	METROPOLITAN MTN 2.5% 1/13 144A	2,265,003
876,479	MLMT 2005-MKB2 XP CSTR 9/42	3,208
199,000	MONUMENTAL GLBL 5.5% 4/13 144A	209,349
580,000	MORGAN STANLEY 2.875% 1/25/14	562,845
703,000	MORGAN STANLEY 2.875% 7/28/14	670,728
561,000	MORGAN STANLEY 3.45% 11/2/15	519,771
620,000	MORGAN STANLEY 3.8% 4/29/16	575,383
610,000	MORGAN STANLEY 4% 7/24/15	582,763
1,068,000	MORGAN STANLEY 4.1% 1/26/15	1,032,747
720,000	MORGAN STANLEY 6% 5/13/14	732,882
205,650	MSC 03-IQ4 A2 4.07% 5/40	211,151
250,000	MSC 03-T11 A4 5.15% 6/41	261,502
16,218	MSC 2007-IQ13 A1 5.05% 3/44	16,265
68,467	MVCOT 2006-2A A 5.362% 10/28	69,544
26,457	MVCOT 2006-2A B 5.442% 10/28	27,003
12,026	MVCOT 2006-2A C 5.691% 10/28	12,210

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
920,000	NALT 2 11-A ABS 1.04% 8/15/14	$920,720
870,000	NALT 2010-B A3 1.12% 12/15/13	872,423
280,000	NALT 2010-B A4 1.27% 10/16	281,440
460,000	NALT 2011-B A3 0.92% 2/15	457,602
510,000	NAROT 2011-A A3 1.18% 2/15	512,504
450,000	NAROT 2011-B A3 0.95% 2/16	449,544
810,000	NCUA GTD NTS MA 1.4% 6/12/15	821,120
421,961	NEF 2005-1 A5 1.74% 10/45	390,675
910,000	NORDEA BK AG 1.75% 10/4/13 144A	893,170
670,000	NY LIFE 2.25% 12/14/12 144A	679,623
921,000	NYLIFE GLB4.65% 5/9/13 144A	971,883
625,000	OCCIDENTAL PETE 1.75% 2/15/17	637,226
888,000	PACIFIC GAS & ELEC 6.25% 12/13	975,321
624,000	PECO ENERGY MTN 5.6% 10/15/13	681,979
595,000	PEPSICO INC 7.9% 11/01/18	810,900
290,000	PG&E CORP 5.75% 4/01/14	320,174
900,000	PHILIP MORS INT 2.5% 5/16/16	933,636
970,000	PNC FUND CORP MTN 3% 5/19/14	1,011,990
660,000	PNCFUND MTN 3.625% 2/8/15	702,882
660,000	PRICOA GLB 1 MTN5.45% 6/14 144A	715,450
345,000	PRICOA GLB FDG 5.4% 10/12 144A	359,273
481,000	PUBLIC SVC ELEC 2.7% 5/01/15	503,676
2,861,000	RABOBANK NL UTREC MTN1.85% 1/14	2,871,693
590,000	RABOBNK NEDRLD MTN 2.125% 10/15	580,961
1,019,000	ROYAL BK CANADA 1.125% 1/15/14	1,026,696
690,000	ROYAL BK CANADA 1.45% 10/30/14	695,373
982,000	ROYAL BK CANADA 2.3% 7/20/16	1,008,562
1,190,000	ROYAL BK SCOT 4.875% 8/14 144A	1,184,836
1,690,000	ROYAL BK SCT 1.5% 3/30/12 144A	1,695,195
1,080,000	SANTANDER US 2.485% 1/13 144A	1,063,574
600,000	SEMPRA ENERGY 2% 3/15/14	611,200
1,190,000	SHELL INTL MTN 1.875% 3/25/13	1,218,215
142,000	SIMON PROPERTY 2.8% 1/30/17	145,575
464,000	SIMON PROPERTY 5.3% 5/30/13	488,265
182,198	SLMA 2004-A B 3ML+58 6/33	110,489
482,000	SOUTHERN CO 2.375% 9/15/15	497,273
730,000	STATE STREET 2.875% 3/07/16*	758,161
1,180,000	SUMITOMO BK 1.95% 1/14/14 144A	1,204,622
2,382,000	SVENSKA MTN 2.875% 9/14/12 144A	2,424,945

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
209,012	TAOT 2010-A A3 1.27% 12/13	$209,663
329,320	TAOT 2010-B A3 1.04% 2/14	330,071
288,000	TARGET CORP 1.125% 7/18/14	291,619
1,500,000	TELEFONICA EMIS 2.582 4/26/13	1,470,837
1,213,000	TORONTO DOM BK 2.5% 7/14/16	1,251,449
1,235,000	TORONTO DOMINI 2.375% 10/19/16	1,262,874
610,000	TOTAL CAP CDA 1.625% 1/28/14	624,543
928,000	TRANSCAPIT 5.67% 3/5/14 144A	979,755
580,000	UBS AG STAMFORD 2.25% 1/28/14	570,011
989,000	UNCREDIT LUX 5.584%/VAR 1/13/17	1,015,597
600,000	UNION BK NA 3% 6/6/16	611,635
475,000	UNITEDHEALTH GRP 1.875% 11/16	476,301
610,000	US BANCORP 2.45% 7/27/15	631,655
284,000	US BANCORP 3.15% 3/4/15	299,788
1,030,000	US BANK CORP MTN 2.2% 11/15/16	1,043,782
712,000	USAA CAPITAL 1.05% 9/14 144A	712,315
285,903	USAOT 2009-2 A3 1.54% 02/14	286,822
5,665,000	USTN .25% 11/30/13	5,667,564
4,110,000	USTN .25% 9/15/14	4,103,735
10,052,000	USTN .375% 6/30/13	10,077,234
2,625,000	USTN .5% 5/31/13	2,637,536
12,989,000	USTN .5% 8/15/14	13,074,423
46,904,000	USTN .625% 7/15/14	47,405,837
42,128,000	USTN .875% 11/30/16	42,295,165
34,347,000	USTN 1% 9/30/16	34,799,212
28,234,000	USTN 1.375% 11/30/15	29,134,811
9,220,000	USTN 1.75% 4/15/13	9,438,426
19,151,000	USTN 1.75% 7/31/15	20,133,587
2,866,000	USTN 1.875% 6/30/15	3,004,074
1,169,000	USTN 2.125% 5/31/15	1,236,575
11,500,000	USTN 2.375% 10/31/14	12,197,476
1,546,000	USTN 2.375% 9/30/14	1,640,722
19,153,000	USTN 2.5% 3/31/15	20,548,705
22,501,000	USTN 2.5% 4/30/15	24,113,877
10,060,000	USTN 3.125% 10/31/16	11,211,277
3,671,000	USTN 4.25% 8/15/15	4,219,781
1,290,000	VALET 2011-1 A3 1.22% 6/15	1,296,720
600,000	VERIZON COM 1.95% 3/28/14 144A	615,483
1,681,000	VERIZON COM INC 5.25% 4/15/13	1,792,656

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Synthetic Investment Contracts (continued)
1,180,000	VERIZON WIRELESS 5.55% 2/1/14	$1,309,439
375,000	VF CORP FRN 3ML+75 8/23/13	376,148
310,000	VODAFONE GRP PLC 4.15% 6/10/14	329,486
1,110,000	VOLKSWAGEN 1.875% 4/1/14 144A	1,118,058
1,220,000	VWALT 2010-A A3 0.99% 11/13	1,222,123
200,000	VWALT 2010-A A4 1.18% 10/15	200,560
450,000	VWALT 2011-A A2 1% 2/14	450,142
751,000	WAL MART STORES 2.25% 7/08/15	791,614
590,000	WAL MART STORES 2.8% 4/15/16	634,209
865,000	WALMART STORES MTN 3.2% 5/14	917,164
152,401	WBCMT 05-C16 APB 4.692% 10/41	158,419
750,000	WBCMT 2003-C9 A4 5.012% 12/35	793,291
38,691	WBCMT 2004-C11 A3 4.719% 1/41	38,994
13,695,298	WBCMT 2007-C30 XP CSTR 12/43	150,466
625,817	WBCMT 2007-C31A A2 5.421% 4/47	644,632
2,048,000	WELLS FARGO 3.75% 10/1/14	2,181,589
371,000	WELLS FARGO 4.375% 1/31/13	390,270
544,000	WELLS FARGO MTN 3.625% 4/15/15	573,735
1,567,000	WELLS FARGO&COM 3.676% 6/15/16	1,654,808
398,000	WESTPAC BANK CORP 2.1% 8/2/13	405,397
1,292,000	WESTPAC BK CORP 1.85% 12/09/13	1,294,846
206,579	WFRBS 2011-C5 A1 1.456% 11/44	206,197
239,467	WOART 2010-A A3 1.34% 12/13	239,990
510,000	WOART 2011-A A3 1.49% 10/14	513,289
321,000	WYETH 5.5% 2/01/14	359,291
540,000	YALE UNIV MTN 2.9% 10/15/14	575,036
	Total Wrap Rebid Value	1,041,029

	Total Synthetic Investment Contracts	$611,580,329

	Mutual Funds
	Fidelity BrokerageLink*	$197,345,719
3,887,173	Dodge & Cox Stock Fund	390,166,226
2,872,726	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund	49,525,797
6,610,589	Manning & Napier Overseas Fund	131,286,304

	Total Mutual Funds	$768,324,046

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	U.S. Government and Agency Securities
	United States Treasury Notes
180,000	USTN .125% 8/31/13	$179,712
1,310,000	USTN .25% 9/15/14	1,307,032
3,170,000	USTN 1.375% 9/30/18	3,187,089
25,900,000	USTN 2% 11/15/21	26,183,294
13,990,000	USTN 2.125% 8/15/21	14,341,932
8,990,000	USTN 3.125% 5/15/21	10,032,984
2,022,000	USTN TII 1.75% 1/15/28	2,625,510
1,050,000	USTN TII 2% 2/15/40	1,475,647
900,000	USTN TII 2% 4/15/12	1,009,090
307,000	USTN TII 2.375% 1/15/25	469,025

	Total United States Treasury Notes	$60,811,315

	United States Treasury Bonds
460,000	USTB 3.75% 8/15/41	$539,709
950,000	USTB 4.375% 11/15/39	1,230,992
3,720,000	USTB 4.375% 5/15/41	4,836,000
7,390,000	USTB 4.75% 2/15/41	10,164,716

	Total United States Treasury Bonds	$16,771,417

	United States Treasury Bills
1,382,000	USTBILL 0% 4/12/12	$1,381,932
43,000,000	USTBILL 0% 4/26/12	42,996,603
2,200,000	USTBILL 0% 5/10/12	2,199,765

	Total United States Treasury Bills	$46,578,300

	Federal Agency Obligations
	Federal National Mortgage Association
2,195,373	FNMA 4.50% 4/41 #AL0215	$2,344,716
389,921	FNMA 4.50% 9/41 #AB3517	415,044
187,980	FNMA 5.00% 4/41 #AI0511	204,983
290,687	FNMA 5.00% 5/41 #AI1863	317,298
1,247,853	FNMA 5.00% 5/41 #AI1892	1,360,723
290,824	FNMA 5.00% 5/41 #AI2433	317,129
195,436	FNMA 5.00% 5/41 #AI2443	213,113
187,820	FNMA 5.00% 5/41 #AI2462	204,809
191,259	FNMA 5.00% 5/41 #AI2737	208,768

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal National Mortgage Association (continued)
99,051	FNMA 5.00% 6/41 #AI4261	$108,118
1,026,548	FNMA 5.00% 11/40 #AL0476	1,118,759
4,113,155	FNMA 5.50% #AL0484 6/41	4,472,287
3,811,424	FNMA 5.50% #AL0520 6/41	4,144,211
446,751	FNMA 5.50% 8/38 #995072	487,853
206,674	FNMA 5.50% 11/36 #745959	225,074
63,271	FNMA 6.00% 5/35 #821192	69,904
80,613	FNMA 6.00% 9/37 #952504	88,787
36,301	FNMA 6.00% 10/35 #745000	40,107
60,410	FNMA 6.50% 1/37 #897910	67,331
55,360	FNMA 6.50% 5/36 #895817	61,806
130,333	FNMA 6.50% 8/36 #745744	145,510
111,153	FNMA 6.50% 9/36 #897131	123,992
1,506,131	FNMA 6.50% 10/41 #AL0814	1,678,689
1,133,268	FNMA 6.50% 10/41 #AL0886	1,268,064
1,224,893	FNMA 6.50% 10/41 #AL0885	1,366,378
2,970,000	FNMA 0% 10/9/19	2,282,656
273,802	FNMA 20YR 4.50% 4/31 #MA0706	291,671
919,158	FNMA 20YR 4.50% 5/31 #MA0734	979,144
275,897	FNMA 20YR 4.50% 6/31 #MA0776	293,903
2,200,000	FNMA 4.75% 2/21/13	2,310,766
1,960,000	FNMA 5.625% 7/15/37	2,685,686
411,919	FNMA ARM 5.51% 2/37 #913990	426,108
224,279	FNR 11-15 AB 9.75% 8/19	259,543
279,039	FNR 2004-38 FK 1ML+35 5/34	278,875
687,998	FNR 2010-110 AE 9.75% 11/18	804,575
668,550	FNR 2010-118 YB IO INV 10/40	94,340
874,316	FNR 2011-63 SW IO INV 7/41	111,905
542,791	FNS 390 C3 IO 6% 7/38	75,026
255,295	FNS 407 40 0 1/38	36,891
509,287	FNS 407 41 IO 6% 1/38	73,448
83,100	FNS 407 C22 IO 1/39	12,100

	Total Federal National Mortgage Association	$32,070,090

	Government National Mortgage Association
165,315	GNII 5.00% 9/40 #004802	$182,851
163,677	GNII 6.00% 11/40 #004871	184,136

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
365,886	GNII II 4.50% 1/41 #004946	$399,294
5,479,733	GNII II 4.50% 3/41 #004978	5,980,073
187,078	GNII II 4.50% 4/41 #005017	204,159
91,700	GNII II 4.50% 7/40 #004923	100,073
90,985	GNII II 4.50% 11/40 #004854	99,378
276,474	GNII II 4.50% 12/40 #004883	301,977
84,043	GNII II 5.00% 7/40 #004747	92,958
852,764	GNII II 5.00% 8/40 #004772	943,222
42,425	GNII II 6.00% 3/40 #004660	47,661
877,876	GNII II 6.00% 8/40 #004774	986,789
1,439,820	GNII II 6.00% 10/40 #004837	1,619,350
178,143	GNII II 6.00% 11/39 #004580	200,133
404,813	GNII II 6.50% 10/37 #004040	459,067
336,847	GNMA II 5.00% 7/40 #783050	372,579
92,651	GNR 10-116 JS -1ML+605 12/39	14,044
463,513	GNR 11-70 BS -1ML+670 IO 12/36	75,557
169,326	GNR 2005-13 SD -1ML+680 2/35	31,172
224,589	GNR 2005-81 SD -1ML+630 12/34	25,544
503,211	GNR 2006-47 SA 1ML+680 8/36	95,963
927,260	GNR 2009-106 SU IO INV 5/37	127,893
291,653	GNR 2009-45 AI IO 1ML+596 4/39	33,824
823,926	GNR 2009-61 SA 1ML+670 8/39	104,894
438,669	GNR 2009-61 WQ 1ML+625 11/35	76,860
209,464	GNR 2009-68 SL 1ML+675 4/39	28,950
1,805,548	GNR 2009-HO1 FA 1.4% 11/59	1,832,625
273,386	GNR 2010-107 SG -1ML+615 2/38	37,873
178,632	GNR 2010-109 SB -1ML+660 8/40	35,169
909,231	GNR 2010-115 SP -1ML+540 9/40	104,238
1,334,614	GNR 2010-117 PS 1ML+600 10/39	203,269
499,950	GNR 2010-14 SC -1ML+480 8/35	67,631
559,142	GNR 2010-146 GS IO ML+610 6/39	93,034
358,679	GNR 2010-147 S -1ML+665 11/40	68,821
363,959	GNR 2010-151 SM -1ML+608 11/40	49,172
390,186	GNR 2010-151SA IO ML+605 11/40	60,215
468,345	GNR 2010-160 SW 1ML+655 10/38	73,969
349,163	GNR 2010-3 MS IO 1ML+655 11/38	53,487
259,441	GNR 2010-31 GS 1ML+650 3/39	38,801

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
100,000	GNR 2010-39 SP -1ML+655 11/38	$13,340
157,615	GNR 2010-42 BS -1ML+648 4/40	27,780
157,615	GNR 2010-47 AS -1ML+644 4/40	27,617
309,337	GNR 2010-47 VS -1ML+625 11/37	49,187
1,374,952	GNR 2010-50 QS 1ML+655 12/38	216,363
486,720	GNR 2010-57 QS -1ML+650 5/40	86,790
807,128	GNR 2010-60 S -1ML+650 5/40	128,584
868,553	GNR 2010-62 SB -1ML+575 5/40	101,850
982,043	GNR 2010-68 SD -1ML+658 6/40	179,898
400,000	GNR 2010-69 SP -1ML+665 6/38	55,335
161,269	GNR 2010-76 SH -1ML+650 5/40	28,479
237,653	GNR 2010-85 HS IO 1ML+665 1/40	34,726
158,659	GNR 2010-85 JS -1ML+657 4/40	25,518
523,784	GNR 2010-87 SK IML+650 7/40	74,069
820,931	GNR 2010-H010 FC 1ML+100 5/60	833,984
1,482,141	GNR 2010-H20 AF 1ML+33 10/60	1,456,204
1,313,360	GNR 2010-H24 FA 1ML+35 10/60	1,290,049
1,356,834	GNR 2011-11 SA -1ML+600 1/41	208,380
177,065	GNR 2011-32 S IO -1ML+600 3/41	24,541
352,164	GNR 2011-4 PS -1ML+618 9/40	59,100
999,588	GNR 2011-40 SA -1ML+613 2/36	133,186
561,051	GNR 2011-81 SA -1ML+540 6/41	72,431
391,478	GNR 2011-H09 AF IML+50 3/61	388,199

	Total Government National Mortgage Association	$21,022,315

	Freddie Mac
3,783,536	FHMS K006 AX1 CSTR 1/20	$236,563
1,112,630	FHMS K007 X1 CSTR 4/20	78,355
1,176,770	FHMS K008 X1 CSTR 6/25/20	116,090
1,196,635	FHMS K009 X1 CSTR 8/20	103,201
4,425,820	FHMS K014 X1 IO CSTR 4/21	369,863
448,187	FHMS K702 X1 CSTR 2/18	33,809
2,599,232	FHMS K703 X1 CSTR 5/18	273,653
1,567,492	FHMS KAIV X1 CSTR 6/21	132,744
203,696	FHR 2808 FT 1ML+35 4/33	203,578

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Freddie Mac (continued)
100,000	FHR 3738 BP 4% 12/38	$107,971
600,000	FHR 3754 MB 4% 1/39	651,910
600,000	FHR 3871 JB 5.5% 6/41	689,208

	Total Freddie Mac	$2,996,945

	Federal Home Loan Mortgage Corporation
3,540,246	FHLG 5.00% 3/38 #A74793	$3,803,075
213,018	FHLG 5.50% 11/35 #A39302	231,284
1,224,766	FHLG 5.50% 12/38 #G06172	1,326,346
3,099,114	FHLG 6.00% 6/38 #G04715	$3,400,435
5,896,055	FHLG 6.00% 11/39 #G06409	6,469,317
368,003	FHLG 6.50% 9/39 #G06669	409,072
158,766	FHLM ARM 5.65% 9/37 #1G3704	166,267
65,755	FHLM ARM 5.84% 2/37 #1N1447	68,062
173,149	FHLM ARM 5.95% 5/37 #1N1582	179,232
187,268	FHLM ARM 6.03% 5/37 #1N1463	197,656
287,090	FHLM ARM 4.433% 7/35 #1B3925	305,590
1,350,000	FHLMC 5% 2/16/17	1,594,197

	Total Federal Home Loan Mortgage Corporation	$18,150,533

	Total U.S. Government and Agency Securities	$198,400,915

	Other Fixed Income Securities
	Foreign Governmental Obligations
90,000	MEXICO GOV 6.05% 1/11/40	$110,025
12,940,000	MEXICO GOVT 8% 6/11/20	1,027,916
411,000	MEXICO GVT GLB 6.75 9/27/34 EC	537,383
1,003,670	RUSSIAN FD STP CPN 3/31/30REGS	1,165,562
700,000	TOKYO ELECTRIC 4.5% 3/24/14	789,196

	Total Foreign Governmental Obligations	$3,630,082

	Foreign Obligations
169,000	AMERICA MOVIL 5.625% 11/15/17	$194,272
190,000	BANK TOKYO MIT 3.85% 1/15 144A	201,607
200,000	BARCLAYS BANK MTN 5.2% 7/10/14	206,188
140,000	BARCLAYS BK 6.05% 12/4/17 144A	126,627
170,000	BARRICK GOLD 6.95% 4/01/19	208,708

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
800,000	BBVA US SENIOR 3.25% 5/16/14	$757,865
720,000	BHP BILLITON FIN USA6.5 4/1/19	889,335
680,000	BP CAP MARKETS 3.125% 10/1/15	712,374
230,000	CGG VERITAS 6.5% 6/01/21	223,100
130,000	COMMNWLTH BNK AUST 5 10/19 144	137,826
300,000	COMWLTH BK AUS 3.75 10/14 144A	309,131
780,000	CREDIT AG MTN VAR PERP 144A	585,000
300,000	CREDIT AGR 2.625% 1/21/14 144A	282,367
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	224,844
945,000	DIAGEO CPTL PLC 4.828% 7/15/20	1,068,236
202,000	FRENSENIUS MED 6.875% 7/15/17	215,130
66,000	GENERALE DS GEO 7.75 5/17	66,825
411,000	GLITNIR 3ML+273.25 6/16 144A	2,096
279,000	GLITNIR BK MTN 6.33% 7/11 144A	72,540
120,000	HBOS PLC 5.25% 2/21/17 144A	125,662
160,000	ICICI BK 6.375/VAR 4/22 REGS	139,200
244,000	ICICI BK LTD 6.375/VAR4/22 144	212,280
90,000	INTELSAT JACKSON 8.5% 11/01/19	94,617
21,000	INTELSAT JACKSON 9.5% 6/15/16	22,050
290,000	INTESA SAN SPA 3.625 8/15 144A	240,269
94,000	KANSAS CTY SOUT 12.5% 4/1/16	109,040
120,000	KANSAS CTY SOUT 6.125% 6/15/21	123,600
120,000	KAUPTHING BK 5.75 10/4/11 144A	29,700
1,177,000	KAUPTHING BK 7.625% 2/28/15144	291,308
130,000	KAUPTHING MTN 7.125% 5/19 144A	663
1,100,000	KFW 3.5% 3/10/14	1,161,409
212,000	KPN NV GLBL 8.375% 10/01/30	271,647
641,000	LANDSBANK IS MTN6.1% 8/11 144A	22,435
490,000	LLOYDS TSB(UNGT 6.375% 1/21/21	490,879
190,000	MUFG CAP FIN 6.346/VR PERP	193,010
660,000	NORDEA BK 4.875% 5/13/21 144A	557,637
430,000	NORDEA BK MTN 3.7% 11/14 144A	436,911
220,000	NOVELIS INC 8.75% 12/15/20	236,500
200,000	PERNOD RICARD 4.45% 1/22 144A	209,432
300,000	PETROBRAS INTL 3.875% 1/27/16	309,121
740,000	PETROBRAS INTL 5.375% 1/27/21	777,445
152,000	PETROBRAS INTL 5.75% 1/20/20	162,658
190,000	PETROBRAS INTL 6.125% 10/06/16	210,671

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
210,000	PETROLEOS MEX 5.5 1/21/21	$228,375
20,000	POTASH CORP 4.875% 3/30/20	22,958
295,000	RABOBANK MTN 11%/VAR PERP 144A	345,150
420,000	RBS 3.95% 9/21/15	393,902
2,920,000	RENTENBANK 2.5% 2/15/16	3,051,526
750,000	RESONA PFD7.191/VR PERP 144AEC	741,745
185,000	REYNOLDS GRP 8.75 10/16 144A	194,713
450,000	RIO TINTO FIN 3.5% 11/02/20	459,774
80,000	RIO TINTO FIN 3.75% 9/20/21	83,795
517,000	RIO TINTO FIN 6.5% 7/15/18	622,974
470,000	RIO TINTO FIN 9% 5/1/19	641,442
63,000	ROGERS CABLE 6.75 3/15/15	72,469
30,000	ROGERS COMMUNIC 6.8% 8/15/18	36,534
70,000	ROYAL BK SC 7.648% PERP T1	47,688
390,000	ROYAL BK SCOTLAND 5 10/1/14	321,967
520,000	ROYAL BK SCTLND 6.4% 10/21/19	486,672
80,000	ROYAL BK SCTLND GLB 5 11/12/13	71,525
110,000	ROYAL BK SCTLND GLB5.05 1/8/15	89,711
100,000	SANTANDER MTN 3.724 1/15 144A	90,814
200,000	SANTANDER MTN3.781% 10/15 144A	179,783
600,000	SHELL INTL FIN 4.375% 3/20	700,233
280,000	SHELL INTL FIN 6.375% 12/15/38	384,623
210,000	SUMITOMO BK 3.1% 1/14/16 144A	218,623
430,000	SUMITOMO BKG 3.15 7/22/15 144A	448,772
9,000	TECK RESOURCES 10.25% 5/16	10,350
8,000	TECK RESOURCES 9.75% 5/14	9,402
70,000	TELEFONICA EMI 5.462% 2/16/21	66,775
295,000	TELEFONICA EMIS 5.134% 4/27/20	277,007
100,000	TELEFONICA SA MTN 5.877% 7/19	98,797
100,000	TNK BP FI MTN 6.625% 3/17 144A	101,500
470,000	TOTAL CAP MTN 4.45% 6/24/20	523,326
400,000	TRANSOCEAN INC 5.25% 3/15/13	411,237
200,000	UNITED BUSNS 5.75% 11/20 144A	201,662
110,000	UPCB FIN III 6.625% 7/20 144A	107,800

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
376,000	VALE OVERSEAS 6.875% 11/21/36	$427,393
320,000	WPP FIN UK GTD SR NT8% 9/15/14	356,495

	Total Foreign Obligations	$25,439,727

	Domestic Obligations
540,000	ABBOTT LABS 5.125% 4/01/19	$626,822
718,000	AES CORP 8% 6/1/20	789,800
160,000	AIG 6.25% 87-37 HYBRD	115,800
200,000	AIG INTL 3.75% 11/30/13 144A	195,453
580,000	AIG INTL 6.4% 12/15/20	585,156
334,000	AIG INTL MTN 8.25% 8/15/18	353,449
260,000	ALLY FINANCIAL INC 8% 3/15/20	266,500
780,000	ALLY FINL INC 7.5% 9/15/20	787,800
380,000	ALTRIA GROUP INC 4.75% 5/05/21	418,235
260,000	ALTRIA GROUP INC 8.5% 11/13	293,567
300,000	ALTRIA GROUP INC 9.25% 8/6/19	402,710
84,000	AMERADA HES CO 7.875% 10/01/29	112,695
142,000	AMERADA HESS CO 7.3% 8/15/31	181,948
100,000	AMERICA MOVIL 5% 3/30/20	110,440
49,000	AMERICAN EXP MTN 5.875% 5/13	51,512
77,000	AMERICAN INTL 5.85% 1/16/18	75,288
353,000	AMEX 6.8% 9/01/66	351,235
280,000	AMEX MTN 8.125% 5/20/19	361,899
115,000	ANADARKO PETRO 6.375% 9/15/17	133,333
420,000	ANHEUSER BUSCH 5% 4/15/20	481,234
360,000	ANHEUSER BUSCH 5.375% 1/15/20	422,069
341,000	APACHE CORP 6% 9/15/13	371,539
100,000	APACHE CORP MTN 5.1% 9/01/40	116,632
420,000	ARCH COAL INC 7% 6/15/19 144A	428,400
130,000	AT&T INC 3.875% 8/15/21	137,452
167,000	AT&T INC 5.5% 2/01/18	193,257
570,000	AT&T INC 5.55% 8/15/41	669,765
50,000	AT&T INC 6.3% 1/15/38	61,275
370,000	AT&T INC 6.55% 2/15/39	469,786

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
14,000	BAC CAP XIV 5.63/VR PERP	$8,435
377,000	BAKER HUGHES IN 7.5% 11/15/18	497,208
380,000	BALL CORP 5.75% 5/15/21	397,100
200,000	BALL CORP 6.75% 9/15/20	217,500
670,000	BANK AMER 4.5% 4/1/15	646,637
1,040,000	BANK AMER FDG 5% 5/13/21	946,924
580,000	BANK OF AMERICA 5.625% 7/01/20	535,590
725,000	BANK OF AMERICA 6% 9/01/17	708,223
100,000	BANKAMER CAP 8.07 12/31/26 144	90,000
350,000	BARRICK NA FINA 4.4% 5/30/21	378,902
21,000	BELLSOUTH 4.75 11/15/12	21,705
120,000	BERK HATH INC 3.2% 2/11/15	127,238
190,000	BOEING CAP MTN 4.7% 10/27/19	216,200
120,000	BOEING CO 4.875% 2/15/20	140,062
200,000	BOEING CO MTN 6% 3/15/19	242,492
190,000	CALPINE CONSTR 8% 6/01/16 144A	203,300
360,000	CALPINE CORP 7.5% 2/15/21 144A	378,900
190,000	CALPINE CORP 7.875% 1/23 144A	200,450
250,000	CATERPILLAR INC 3.9% 5/27/21	274,356
495,000	CATERPILR FIN SERV 6.2 9/30/13	539,677
1,220,000	CCO HLDGS/CAP CORP 7% 1/15/19	1,274,900
40,000	CF INDUS HLDS 7.125% 5/1/20	47,300
360,000	CHESAPEAKE ENERGY 6.625% 8/20	386,100
20,000	CHESAPEAKE ENERGY 6.875% 8/18	21,400
410,000	CITIGROUP 3.953% 6/15/16	408,669
683,000	CITIGROUP 5% 9/15/14	676,055
650,000	CITIGROUP 5.375% 8/09/20	668,147
300,000	CITIGROUP 5.875% 5/29/37	299,117
650,000	CITIGROUP 6% 12/13/13	672,692
200,000	CITIGROUP 6.375% 8/12/14	209,929
344,000	CITIGROUP 6.875% 3/05/38	377,300
300,000	CITIGROUP MTN 6.01% 1/15/15	313,455
160,000	CITIGROUP MTN 5.5% 10/15/14	164,509
195,000	COMCAST CABLE 8.875% 5/01/17	251,726
50,000	COMCAST CORP 5.65% 6/15/35	55,140
20,000	COMCAST CORP 6.3% 11/15/17	23,662
70,000	COMCAST CORP 6.45% 3/15/37	84,708
697,000	COMCAST CORP 6.5% 1/15/15	790,254

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
30,000	COMCAST CORP 6.95% 8/15/37	$38,103
63,000	COMCAST CORP GLB 5.875 2/15/18	72,826
160,000	COMCAST CORP MTN 6.4% 3/01/40	198,516
122,000	COMPLETE PRODTN 8% 12/15/16	126,880
174,000	CONCHO RESOURCE 6.50% NTS 1/22	180,090
347,000	CONOCO 6.95% 4/15/29	472,379
250,000	CONOCOPHILLIPS 6% 1/15/20	308,633
170,000	CONSOL ENERGY 8.25% 4/01/20	187,000
50,000	CONSOL ENRGY 6.375 3/1/21 144A	50,125
450,000	CONTINENTL AIR 6.75% 9/15 144A	421,290
390,000	COUNTRYWIDE FIN 6.25% 5/15/16	367,501
190,000	CREDIT SUISSE 5.86/VAR PERP	154,375
25,000	CRICKET COMM 7.75% 5/15/16 WI	25,813
368,113	CVS CAREMARK 6.943% 1/10/30	408,009
370,000	CVS/CAREMARK MTN 6.6% 3/15/19	450,863
450,000	DAIMLER FIN 2.625% 9/15/16144A	447,468
150,000	DAIMLER FINANCE 3.875 9/21 144	150,681
630,000	DEVON ENERGY CO 5.6% 7/15/41	755,936
2,280,000	DEXIA CL SA NY 2% 3/05/13 144A	2,192,291
320,000	DISH DBS CORP 6.75% 6/01/21	343,200
125,000	DISH DBS CORP 7.875% 9/01/19	141,250
1,280,000	DNB BOLIGKED AS 2.9% 3/16 144A	1,301,243
509,000	DOMINION RES DE 5.7% 9/17/12	526,096
260,000	DOMINION RESOUR 8.875% 1/15/19	344,936
167,000	DUKE ENERGY 5.625% 11/30/12	174,032
105,000	ECHOSTAR DBS 7.75% 5/31/15	115,500
7,000	ECHOSTAR DBS CORP 7% 10/01/13	7,473
6,000	EDISON MISSION 7.625 5/27	3,540
613,000	EL PASO CORP 7% 6/15/17	671,481
125,000	EL PASO ENERGY MTN 7.8% 8/1/31	144,063
91,000	EL PASO ENGY MTN 7.75% 1/15/32	105,105
460,000	EL PASO NAT GAS 8.375% 6/15/32	582,775
31,000	ENERGY FUT CO 10% 12/01/20	32,550
310,000	ENERGY TRANSFER 9% 4/15/19	368,633
310,000	ENTERPRISE PRD 5.7% 2/15/42	337,085
500,000	ENTERPRISE PRD 9.75% 1/31/14	577,628
430,000	ENTERPRISE PROD 4.05% 2/15/22	437,930
300,000	ENTERPRISE PROD 5.2% 9/1/20	331,939

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
318,000	EXELON CORP 5.625% 6/15/35	$341,720
1,786,000	FARMER MAC 7-1 5.125 4/17 144A	2,084,267
941,000	FIRSTENERGY GL 7.375 11/15/31C	1,155,519
60,000	FMG RES AUG LTD 6.375 2/16 144	58,272
506,000	FORD MOTOR CRD LLC 12% 5/15/15	617,320
200,000	FORD MTR CR LLC 5.875% 8/2/21	208,365
200,000	FORD MTR CR LLC 8.125% 1/15/20	235,342
924,000	FREEPORT MCMOR 8.375% 4/01/17	981,750
20,000	GLDMN SCHS GP GLB 5.3 2/14/12	20,067
110,000	GOLDMAN SACH GLB 5.25 10/15/13	112,252
20,000	GOLDMAN SACHS 4.75% 7/15/13	20,267
1,040,000	GOLDMAN SACHS 5.375 3/15/20	1,026,169
21,000	GOLDMAN SACHS 5.793/VR PERP	12,915
50,000	GOLDMAN SACHS 6.6% 1/15/12	50,066
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	11,041
120,000	GOLDMAN SACHS GR 5.45% 11/1/12	122,041
600,000	GOLDMAN SACHS GROUP 6% 5/1/14	622,876
70,000	GOLDMAN SACHS MTN 3.625 8/1/12	70,423
80,000	GRIFOLS INC 8.25% 2/01/18	83,600
780,000	GS GRP INC MTN 6.25% 2/01/41	763,892
110,000	GSINC 5.25% 7/27/21	107,270
277,000	HCA INC 5.75% 3/15/14	278,385
174,000	HCA INC 6.25% 2/15/13	177,480
230,000	HCA INC 6.5% 2/15/20	239,476
390,000	HERTZ 2009-2A A2 5.29% 3/16	422,217
370,000	HERTZ 2010-1A A1 2.6% 2/15	376,536
480,000	HESS CORP 8.125% 2/15/19	615,984
660,000	HSBC FINANCE CO 6.676% 1/21	682,471
100,000	ILFC ECAP TR II 6.25 12/65 144	65,000
170,000	ILFC MTN 6.5% 9/1/14 144A	173,400
860,000	ILFC MTN 6.75% 9/1/16 144A	881,500
9,000	INTELSAT JACKSN 7.25 4/19 144A	9,068
210,000	INTELSAT JH SA 7.25% 10/15/20	213,150
320,000	JP MORGAN CHASE 6.125% 6/27/17	351,796
220,000	JPMC CO 4.25% 10/15/20	221,464
890,000	JPMORGAN CHASE 3.15% 7/05/16	894,351
70,000	JPMORGAN CHASE 4.35% 8/15/21	70,666
502,000	JPMORGAN CHASE 5.15% 10/01/15	532,904

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Shedule of Assets

(Held at End of Year) ( continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
664,000	KERR-MCGEE CORP 7.875% 9/15/31	$831,062
370,000	KERR-MCGEE GLBL 6.95 7/1/24	441,083
210,000	KEY ENERGY SRVS 6.75% 3/1/21	210,000
63,000	KINDER MORGAN EN 5.85 9/15/12	65,033
60,000	KINDER MORGAN EN 6.85% 2/15/20	70,527
204,000	KINDER MORGAN ENER 6% 2/1/17	230,933
790,000	KRAFT FOODS INC 5.375% 2/10/20	911,238
950,000	KY HIGHER ED ARCS TAXBLE A2 OT	852,823
220,000	LEHMAN BROS 3ML+78 8/19/65	22
390,000	LEHMAN BROS HLD 6.75% 12/28/17	39
190,000	MEDTRONIC INC MTN 4.45 3/15/20	214,327
280,000	METLIFE INC 6.75% 6/1/16	322,633
801,000	METLIFE INC GLB 6.4 12/15/36	756,763
5,000	MGM MIRAGE 10.375% 5/15/14	5,700
35,000	MGM MIRAGE INC 6.625% 7/15/15	33,250
50,000	MGM MIRAGE INC 7.625% 1/15/17	47,500
20,000	MGM RESORTS 11.125% 11/15/17	22,800
400,000	MORGAN STANLEY 5.5% 7/24/20	363,572
110,000	MORGAN STLY FRN 5.82% 10/18/16	88,267
40,000	NATL SEMICOND GLB 6.6 6/15/17	49,142
50,000	NEWS AMER INC 4.5% 2/15/21	52,406
21,000	NEWS AMER INC 6.65% 11/37	23,751
42,000	NEWS AMERICA INC 6.2% 12/15/34	45,078
330,000	NOBLE ENERGY IN 8.25% 3/01/19	429,008
250,000	NORTHSTR ED FIN 2007-1 OT	180,156
420,000	OCCIDENTAL PETE 3.125% 2/15/22	430,673
1,625,000	PA HI ED SLR SR SUBER MM-1 OT	1,215,646
400,000	PA HI ED STUD ARS OT	299,236
105,000	PACIFIC GAS&ELEC 5.8% 3/1/37	127,644
590,000	PEABODY ENERGY 6.5% 9/15/20	619,500
95,000	PEMEX PRO FDG 6.625% 6/15/35	106,875
75,000	PEPSICO INC 7.9% 11/01/18	101,227
370,000	PFIZER 6.2% 3/15/19	456,409
210,000	PG&E 6.05% 3/01/34	259,501
105,000	PG&E 8.25% 10/15/18	138,375
330,000	QEP RESOURCES 6.875% 3/01/21	355,575
73,000	QWEST COMM 7.5% 2/15/14	73,276
228,000	RAILAMERICA 9.25% 7/01/17	249,090

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Shedule of Assets

(Held at End of Year) ( continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
430,000	RANGE RES CORP 6.75% 8/1/20	$477,300
150,000	RAYTHEON 3.125% 10/15/20	151,110
290,000	REED ELSEVIER C 8.625% 1/15/19	361,845
120,000	REYNOLDS AMER GLB 7.25 6/1/12	122,916
153,000	REYNOLDS AMERN 6.75% 6/15/17	173,944
240,000	REYNOLDS GRP 6.875% 2/21 144A	235,200
270,000	ROCHE HLDGS INC 6 3/19 144A	328,162
150,000	SAFEWAY INC 3.95% 8/15/20	148,076
279,000	SBC COMM GLBL 5.1 9/15/14	307,342
42,000	SERVICE CO INT 7.625% 10/01/18	46,725
84,000	SERVICE CO INTL 7.5% 4/1/27	80,640
14,000	SLM CORP MTN 5 4/15/15	13,474
84,000	SLM CORP MTN 5.05 11/14/14	82,860
376,000	SLM CORP MTN 5.625% 8/01/33	280,070
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	72,017
21,000	SOUTHRN NAT GAS 8% 3/01/32	25,937
480,000	SPRINT CAP CORP 8.75% 3/15/32	388,200
101,000	STEEL DYN INC 6.75% 4/15	103,020
31,000	STEEL DYNAMICS 7.375% 11/1/12	32,240
100,000	STEEL DYNAMICS 7.625% 3/15/20	105,000
130,000	STEEL DYNAMICS 7.75% 4/15/16	135,525
480,000	TEACHERS INS 6.85% 12/16/39144	614,904
80,000	TENET HEALTH 10% 5/01/18	91,200
230,000	TENET HEALTH 8.875% 7/1/19	258,175
111,000	TENET HEALTH 9.25% 2/01/15	115,995
49,000	TENN GAS PIPELI 7.625% 4/01/37	58,362
160,000	THERMO FISHER 3.6% 8/15/21	167,037
149,000	TYCO INTL GRP 6% 11/15/13	161,440
340,000	UBS AG STAM 3.875% 1/15/15	339,113
170,000	UBS AG STAM MTN 4.875% 8/04/20	168,782
350,000	UBS AG STAMFORD 2.25% 1/28/14	340,625
370,000	UNITEDHEALTH GRP 6 2/15/18	439,801
14,000	VERIZON COM INC 5.5% 2/15/18	16,317
300,000	VERIZON COMMUNC INC 6% 4/01/41	371,225
370,000	VERIZON WIRELESS 8.5% 11/15/18	499,252
1,017,000	WACHOVIA 5.25% 8/14 LT2	1,072,833
90,000	WASTE MANAGMENT 7.375% 5/15/29	114,278
510,000	WELLPOINT INC 7% 2/15/19	615,175

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
28,000	WELLPOINT INC GLB5.875 6/15/17	$32,271
105,000	WILLIAMS COS 7.75% 6/15/31	130,428
99,000	WILLIAMS COS 7.875% 9/01/21	120,780
13,000	WILLIAMS COS 8.75% 3/15/32	17,009
294,000	WILLIAMS COS GLB 7.5% 1/15/31	357,814
204,000	WYETH 5.95% 4/01/37	260,828

	Total Domestic Obligations	$72,242,920

	Mortgage Related Obligations
200,082	ACCR 2003-3 A1 4.46% 12/33	$157,922
602,640	ACE 2006-SL3 A1 1ML+10 6/36	97,335
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	329,796
220,000	AESOP 2010-3A A 4.64% 5/16	234,078
130,000	AESOP 2010-5A A 3.15% 3/17 144A	131,472
624,609	AHM 2005-4 1A1 1ML+29 3/35	346,317
479,392	ARC 2004-1 A5 1ML+50 10/34	412,840
1,059,000	BACM 2005-6 A4 5.182% 9/47	1,171,242
40,000	BACM 2007-5 A3 5.62% 2/51	42,106
523,038	BALTA 2004-9 3A1 CSTR 9/34	424,848
461,434	BALTA 2005-2 2A4 CSTR 4/35	328,422
272,248	BAYV 2004-C A1 1ML+42 5/44	245,243
1,045,117	BFAT 2007-SR1A M2 1ML+90 3/37	574,741
310,685	BSABS 05-SD4 2A1 1ML+40 12/42	273,213
966,119	BSABS 2005-AQ2 A3 1ML+36 9/35	808,949
510,891	BSABS 2005-CL1 A1 1ML+50 9/34	359,303
681,832	BSARM 2004-10 12A3 CSTR 1/35	528,242
170,677	CMLTI 2005-HE2 A 1ML+40 5/35	151,776
3,300,000	COMNI 2009-A8 A8 1ML+210 5/16	3,320,268
1,446,054	CWALT 05-36 2A1A 1ML+31 8/35	578,080
701,856	CWALT 2005-36 3A1 CSTR 8/35	438,762
198,728	CWALT 2005-61 1A1 1ML+26 12/35	128,347
117,221	CWALT 2006-OA1 2A1 1ML+21 3/46	57,439
895,945	CWHEL 07-GW A FSA 1ML+55 8/37	649,160
162,881	CWHL 2004-23 A CSTR 11/34	80,641
478,685	CWHL 2006-HYB3 2A1A CSTR 6/36	285,495
158,075	DELTA AIR 6.821% 8/22	164,983
198,017	DMSI 2004-4 7AR2 1ML+45 6/34	158,488

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Obligations (continued)
150,000	EFCT 2004-1 A5 VAR 6/43	$137,995
195,995	ESA 10-ESHA A 2.9505 11/27 144	196,336
335,790	FFML 2004-FF3 M1 1ML+55 5/34	253,618
85,448	FHAMS 2006-FA8 1A8 0 2/37	43,838
90,000	FIRST SEC UT 9.35 1/10/23 144A	95,202
260,000	GECMC 2007-C1 A4 5.54% 12/49	273,663
150,000	GMACC 2006-C1 A4 5.238% 1/45	161,486
765,991	GMACM 04VF1 A1 MBIA1ML+75 2/31	645,374
688,753	GSMPS 2005-RP1 1AF 1ML+35 1/35	528,918
4,860,376	GSMS 2011-GC3 X IO 3/44 144A	269,605
263,818	GSR 2005-AR5 2A3 CSTR 10/35	187,840
327,459	HVMLT 05-15 2A11 1ML+27 10/45	197,678
1,156,509	HVMLT 2004-5 2A6 CSTR 6/34	944,509
517,177	HVMLT 2006-13 A 1ML+18 11/46	212,970
185,351	IMSA 2006-1 1A2B 1ML+20 5/36	88,747
491,084	INDA 2007-AR7 1A1 CSTR 11/37	364,377
1,206,505	INDX 05-AR14 2A1A 1ML+30 7/35	737,814
174,219	INDX 2006-AR6 2A1A 1ML+20 6/47	86,020
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,034,968
4,966,866	JPMCC 2011-C4 XA CSTR 7/46	370,225
120,000	JPMCC 2011-C5 A3 4.1712% 8/46	128,497
400,000	JPMMT 2004-A3 3A3 CSTR 7/34	362,310
353,777	KSLT 2003-A 1A2 3ML+26 10/25	330,075
580,000	LBUBS 2006-C3 A4 CSTR 3/39	637,552
114,000	LBUBS 2007-C1 A4 5.424% 2/40	124,216
200,000	LBUBS 2007-C6 A4 CSTR 7/40	219,079
902,035	LXS 2006-14N 1A1B 1ML+21 9/46	353,268
345,290	MARM 2005-1 7A1 CSTR 2/35	262,464
381,436	MARM 2006-2 3A1 CSTR 1/36	272,673
831,687	MARP 2005-2 1A1F 1ML+35 5/35	658,554
330,147	MLCC 2003-F A1 1ML+32 10/28	264,941
1,000,000	MLCFC 2007-6 A4 CSTR 3/51	1,051,804
215,253	MLMI 2004-A3 4A3 CSTR 5/34	206,433
146,153	MLMI 2006-A1 1A1 CSTR 3/36	77,621
1,119,659	MLMI 2007-SD1 A1 1ML+45 2/47	495,126
655,000	MLMT 2006-C1 A4 CSTR 5/39	730,423
100,000	MSC 2006-IQ11 A4 CSTR 10/42	110,418
27,573	MSM 2005-3AR 3A CSTR 7/35	16,532

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Obligations (continued)
500,000	NSLC 2004-2A A5C 1.09% 2/39	$445,273
243,939	PRIME 2005-2 2A1 CSTR 10/32	241,851
466,433	RBSGC 2007-B 1A4 1ML+45 1/37	234,285
398,261	SACO 2005-WM3 A3 1ML+35 9/35	159,477
648,766	SAMI 2006-AR6 1A1 1ML+18 07/46	335,957
78,203	SAST 2002-3 M1 1ML+75 12/32	62,585
285,911	SAST 2003-3 M1 1ML+65 12/33	200,558
300,000	SLMA 2003-11 A6 3ML+29 12/25	279,199
800,000	SLMA 2004-3 A5 3ML+17 7/25/23	776,639
88,934	UAL PASS THRU ETC 9.75% 1/17	97,934
749,721	WAMU 05-AR15 A1A1 1ML+26 11/45	515,404
617,436	WAMU 05-AR15 A1A2 1ML+28 11/45	402,087
306,210	WAMU 05-AR17 A1A2 1ML+29 12/45	209,039
1,200,000	WAMU 06-AR14 1A3 CSTR 11/36	828,850
323,784	WAMU 2004-AR8 A1 1ML+42 6/44	218,755
2,000,000	WAMU 2005-AR18 1A3A CSTR 1/36	1,450,152
744,007	WAMU 2005-AR7 A4 CSTR 8/35	577,801
119,164	WAMU 2005-AR8 1A1A 1ML+27 7/45	87,350
343,161	WAMU 2005-AR9 A1A 1ML+32 7/45	250,155
564,896	WAMU 2007-HY4 4A1 CSTR 9/36	361,104
110,000	WBCMT 2006-C29 A4 5.308 11/48	120,538
1,076,919	WFMBS 2006-AR11 A6 CSTR 8/36	908,138
240,000	WFRBS 2011-C4 A4 0 6/44	262,511

	Total Mortgage Related Obligations	$34,638,319

	Other Agency Obligations
30,000	BIRMINGHAM AL 5.5% 04/01/41	$32,101
250,000	CA ST 7.3% 10/01/39	295,608
40,000	CHICAGO OHARE 5.625% 01/01/35	43,698
80,000	CHICAGO OHARE TAXM 5.5% 1/31	87,782
50,000	CLARK CO NV PFC 5.25% 7/1/39	52,017
80,000	GA MEAG 6.655% 4/1/57	82,237
300,000	IL ST 5.665% 03/01/18	319,284
310,000	IL ST 5.877% 03/01/19	333,768
70,000	LA CA AIRPT 5% 5/15/35	74,520
50,000	LA CA AIRPT 5.25 5/15/39	53,982
190,000	LA CA DWAP TAXM 6.574% 7/01/45	241,213

Time Warner Savings Plan

EIN: #13-4099534        Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Other Agency Obligations (continued)
100,000	LIBERTY GOLDMAN 5.25% 10/01/35	$103,161
50,000	MARTA GA 5% 7/1/39	53,242
150,000	MUNICIPAL EC AT GA 6.637% 4/57	155,916
20,000	SANMATEO CA CCD 06B 5% 9/1/38	20,729
330,000	SANTA CL TRANS TAXM 5.876% 4/32	387,417
240,000	TVA 5.25% 9/15/39	309,494
467,000	TVA 5.98% 4/1/36	643,179

	Total Other Agency Obligations	$3,289,348

	Total Other Fixed Income Securities	$139,240,396

	Cash, Cash Equivalents and Other Investments
	Cash	$175,725
11,531,663	State Street Bank Government Short Term Investment Fund*	11,531,663
36,606,455	State Street Bank Short Term Investment Fund*	36,606,455
1,055,157	Fidelity Institutional Money Market Portfolio*	26,851,211
400,000	US TREASURY RP .05% 1/03/12	400,000

	Total Cash, Cash Equivalents and Other Investments	$75,565,054

	Total Investments Excluding Notes Receivable From Participants	$3,526,434,158

	Notes Receivable From Participants (interest rate from 4.25% to 10.50% maturing through January, 2027)*	58,821,163

	Total Investments	$3,585,255,321

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 22, 2012	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm